
RehabCare Group℠

MEETING THE CHALLENGE

2003 ANNUAL REPORT

ON THE COVER:
A story of a miraculous recovery. RehabCare Group helped Ken Ryno walk again after he spent 24 years in a wheelchair. Read his story on page 3.

MEETING THE CHALLENGE

Every industry has its challenges. Providing services to the healthcare industry has been no exception, and this was particularly true in 2003. Flat or declining demand from hospitals for both staffing and rehabilitation services, coupled with continued shifts in reimbursement policies made 2003 a year filled with challenges.

In response, RehabCare Group restructured to cut operating costs, adopted a new set of strategies and redesigned the way we offer our services to the market. We are confident in our ability to meet and exceed our challenges in 2004 through exceptional *leadership*, strong *relationships*, our *inspiration*, and our *innovation*.

REHABCARE GROUP LOCATIONS


▲ Acute Rehab Units
□ Outpatient Sites
● Skilled Nursing Units
▣ Contract Therapy Locations
□ StarMed Offices

2003 PROFILE

Business Segments	Business Units Revenues (000s) Percent of Total	Capabilities		Size	Primary Client/Payer
Program Management Services	Inpatient $136,852 26%	Operate post-acute physical rehabilitation programs (primarily stroke and orthopedic) and skilled nursing units		123 units 721,570 patient days	Hospitals
	Outpatient $48,979 9%	Operate on-site and satellite physical rehabilitation programs (primarily orthopedic, sports medicine, neurological and pain disorders)		43 locations 1.2 million patient visits	
	Contract Therapy $130,847 24%	Operate physical rehabilitation programs (primarily neurological, orthopedic and geriatric rehabilitation)		468 facilities 2.9 million patient visits	Skilled and other long-term care facilities
Healthcare Staffing Services*	Supplemental $125,916** 23%	Temporary staffing of nurses and other healthcare professionals	Assignments locally on a short-term basis	62 branches 364,000 shifts worked	Hospitals and other healthcare providers
	Travel $98,036 18%		Assignments nationwide on a 13-week basis	2 tele-recruiting offices 191,000 shifts worked	

**RehabCare's staffing division (StarMed) was sold to InteliStaf Holdings, Inc., effective February 2, 2004.*

***Includes intercompany sales of $1.3 million that StarMed Staffing sold to Hospital Rehabilitation Services and Contract Therapy at market rates.*

Certain statements in this Annual Report are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.



through LEADERSHIP

New leadership and a set of new strategies designed to meet the challenges of a changing healthcare market set the tone for 2003. Following CEO Alan Henderson's announcement to retire in June, the board appointed board member John H. Short, Ph.D., to serve as Interim President and CEO. Dr. Short is managing partner of Phase 2 Consulting, LLC, one of the nation's leading healthcare consulting firms. Working with his management team, Dr. Short immediately began carrying out a set of new strategies designed to return the company to its historical levels of growth and profitability.

To Our SHAREHOLDERS



JOHN SHORT, PH.D., INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND ED TRUSHEIM, CHAIRMAN OF THE BOARD

The year 2003 was truly marked with challenges, as well as successes, for RehabCare Group. A healthcare staffing market that has softened over the past few years, along with shifts in rules governing reimbursement for our services, combined to depress profit margins in both our program management and healthcare staffing divisions. By year end, however, we introduced several initiatives designed to counter the impact these pressures could have on future profitability.

We completed the year with revenues of $539 million, down 4% from 2002. We incurred a net loss of $14 million ($.86 per diluted share). This compares to $24 million net income ($1.38 per diluted share) in the prior year. These 2003 results included a third quarter after tax restructuring charge of $800,000 ($.05 per diluted share). These results also included a fourth quarter after tax loss of $31 million ($1.90 per diluted share) on net assets held for sale associated with the sale of StarMed to InteliStaf Holdings, Inc. We announced the sale on December 30, 2003, and completed the sale on February 2, 2004.

Despite the pressure on operations, our balance sheet remains strong. We produced an average operating cash flow of approximately $2.8 million per month. We ended the year with cash and securities available for sale of about $38 million and no debt.

To aggressively meet our challenges, we took decisive steps to realize our full potential as a leading provider of post-acute continuum services. Following the retirement of Alan Henderson as CEO in June 2003, the Board of Directors appointed John Short, Ph.D., a member of the board since 1991, to serve as Interim President and CEO.

Drawing on his expertise as a managing partner of Phase 2 Consulting, LLC —

[1] *Includes a $43.6 million pretax loss on net assets held for sale, or $1.90 per diluted share, after tax*
[2] *All share data adjusted for 2-for-1 split in June 2000*


Operating Revenue
in millions
98
99
00
01
02
03
$207
$309
$452
$542
$563
$539
Program Management
Healthcare Staffing


Operating Earnings (loss)
in millions
98
99
00
01
02
03
$23
$30
$44
$37
$40
($14)(1)


Diluted Earnings (loss) per Share(2)
98
99
00
01
02
03
$.86
$1.03
$1.45
$1.16
$1.38
($.86)(1)



through RELATIONSHIPS

RehabCare Group met the challenges presented by a shifting healthcare economy in 2003 by strengthening relationships with existing clients and by forging new relationships with potential partners. As part of this initiative, we began employing our cash reserves to form strategic relationships with healthcare providers. Products of this strategy include a partnership with St. Louis-based Signature Health Care Foundation and a joint venture with UCLA Medical Center. Also in 2003, RehabCare teamed with associations in the healthcare industry to successfully oppose proposed changes in Medicare rules that would have restricted patient access to rehabilitation services.



DESIGNING NEW SERVICES THAT MATCH CURRENT AND FUTURE MARKET NEEDS CREATES AN OPPORTUNITY TO FORM NEW RELATIONSHIPS. THIS AREA IS THE RESPONSIBILITY OF BOB BIANCHI, SENIOR VICE PRESIDENT OF PRODUCT DEVELOPMENT.

one of the nation's leading healthcare consulting companies — John worked with his management team to assess, create and then implement a set of strategies designed to reduce our operating costs and to reposition our services. Our new strategies focus on four distinct areas — **restructuring operations, providing new service offerings, strengthening client relationships** and **seeking acquisitions.**

Our first strategy — **restructuring operations** — was implemented in July 2003 to align our overhead expenses with lower current revenues. We targeted annual cost reductions of approximately $12 million and achieved $3.5 million during the fourth quarter, significantly reducing our selling, general and administrative expense over previous quarters.

The most significant shift in our **service offerings** in 2003 was an agreement to sell StarMed Staffing Group — our healthcare staffing division — to InteliStaf Holdings. Our earnings from StarMed had declined over the past two years. Following a thorough evaluation of possible alternatives, the stock-for-stock sale to InteliStaf proved to be our best option for an immediate return to profitability for that segment of our business. RehabCare now owns 25 percent of InteliStaf's outstanding equity and holds two seats on their Board of Directors, one of which is the Chair of the Audit Committee.

Within our Program Management product line, we are redefining our service offerings to meet the challenges of a constantly evolving healthcare market. Flat revenues and a declining number of new contracts in our Hospital Rehabilitation Services division were a clear indication that our products had not kept pace with a changing marketplace. In response, we have added options allowing our clients and potential clients to purchase the individual services they need most, in addition to our all-inclusive package of program management services.

More importantly, we are focusing our attention on delivering the entire post-acute



through INSPIRATION

While progressive improvement of function is the goal of most therapy, sometimes the results can be dramatic. In 2003, frequent, intense therapy provided by RehabCare therapists was credited with helping a once-paralyzed man to walk again, 24 years after his accident. After spending years in a wheelchair, Kenneth Ryno, shown here and on the cover, was admitted to an inpatient rehab center managed by RehabCare after minor movement was detected in his left foot. Two months later, Ryno walked out of the hospital on his own.

continuum of care. In addition to our traditional settings of acute care hospitals and skilled nursing facilities, we plan to include long-term acute care hospitals (LTACHs) and home health therapy services through strategic partnerships or through our own development. We also have started marketing our expertise in care management — the process of moving patients through the post-acute continuum so they encounter the right treatment, at the right time, at the best value.

While our services and experience have been highly valued by our customers, we recognize there is an opportunity for us to create even stronger **client relationships**. We've begun moving toward relationships, such as joint ventures, where both parties will share in the risk and success of the partnership. One of our most valuable assets is our strong balance sheet and access to capital. In 2004, we plan to use these assets to create relationships with partners who strategically complement our efforts to offer the entire post-acute continuum in targeted markets.

Capital also plays an important role in our ability to accomplish our fourth strategy — **acquisitions**. In 2004, we've already announced a significant acquisition in each division of our Program Management segment, confirming our commitment to provide top tier rehabilitation services to those in need in our target markets.

While fluctuations in reimbursement rules for therapy services have historically had a direct impact on our business, we believe



Hospital Medical/Surgical
Acute therapies
LTACH
TCU
Care Management
OP
IRF
SNF
HH

LTACH:	Long-Term Acute Care Hospital
TCU:	Transitional Care Unit
OP:	Outpatient Program
IRF:	Inpatient Rehabilitation Facility
SNF:	Skilled Nursing Facility
HH:	Home Health Therapy Services



THE DAILY ADMINISTRATION OF THERAPY PRESENTS ITS OWN SET OF CHALLENGES. KEEPING PATIENTS MOTIVATED, SOMETIMES THROUGH MONTHS OF DIFFICULT AND OFTEN PAINFUL THERAPY, IS THE TYPE OF INSPIRATION REQUIRED OF REHABCARE THERAPISTS EVERY DAY.

CONTINUUM OF CARE

REHABCARE GROUP IS POSITIONING ITSELF AS AN EXPERT IN MANAGING THE ENTIRE POST-ACUTE CONTINUUM. HOSPITALS PLACE HIGH VALUE ON THE ABILITY TO MOVE THEIR PATIENTS OUT OF THE HOSPITAL AND THROUGH THE WORLD OF POST-ACUTE CARE IN THE MOST EFFECTIVE AND EFFICIENT WAY POSSIBLE. FOR MORE INFORMATION ON THE CONTINUUM OF CARE AND CARE MANAGEMENT, VISIT WWW.REHABCARE.COM.



through INNOVATION

[illegible] key in RehabCare's future success lies in developing innovative ways to serve its clients and in developing innovative services for the [illegible]. One way RehabCare is meeting this challenge is by developing its strengths in care management — the process of moving patients [illegible] and efficiently through the stages of their care. Healthcare facilities place value on providers who can transfer patients out of acute [illegible] as soon as their medical/surgical care is completed. Care management is just one example of the innovative solutions RehabCare [illegible] to clients every day.

Financial Highlights

(Dollars in thousands, except per share) — Years Ended December 31	2003	2002
Operating Revenues	$539,322	$562,565
Operating Earnings (Loss)	($14,396)	$39,697
Net Earnings (Loss)	($13,699)	$24,395
Diluted Earnings (Loss) Per Share	($.86)	$1.38
Weighted Average Diluted Shares Outstanding (000's)	16,000	17,642
Total Assets	$233,626	$235,530
Stockholders' Equity	$177,955	$188,614



Capturing accurate and timely data when treating patients and skilled nursing facility residents is essential for our clients to receive appropriate reimbursement for the services we provide. Our ProMOS℠ software for Palm™ handheld devices allows therapists at more than 500 programs we manage to record patient information and to document treatment as it is administered.

that all pending changes can be quantified, and we have developed programs to mitigate their impact. Medicare's proposed changes to admission criteria for Inpatient Rehabilitation Facilities — known as the 65 percent rule — are currently undergoing further review. By diligently working with our clients, we have developed mitigation strategies that could result in no net loss of admissions for most facilities when the new rule goes into effect.

It's worth noting that any shift in public or private reimbursement for services, while it influences our revenue stream, also presents an opportunity for us to demonstrate our expertise by helping healthcare providers adapt and succeed under the new criteria.

Patients like Ken Ryno, featured on the cover and on page 3 of this annual report, inspire us to overcome our challenges. With a similar dedication to our goals, we will expand our ability to provide effective clinical programs that allow patients to return to a better quality of life.

We extend our sincerest thanks to everyone who has contributed to the success of this transition. In particular, we commend our employees, who deliver the spirit of RehabCare to our clients and patients each and every day. Their demonstrated ability to meet our challenges through their excellence in leadership, relationships, inspiration and innovation will lead us back to our previous levels of growth and profitability. Thank you for your support.

Sincerely,

John H. Short, Ph.D.
Interim President and Chief Executive Officer

H. Edwin Trusheim,
Chairman of the Board

RehabCare Group[SM]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 0-19294

RehabCare Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	***51-0265872***
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7733 Forsyth Boulevard, 23rd Floor, St. Louis, Missouri 63105
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: ***(314) 863-7422***

Securities registered pursuant to Section 12(b) of the Act:	Name of exchange on which registered:
Common Stock, par value $.01 per share	***New York Stock Exchange***
Preferred Stock Purchase Rights	***New York Stock Exchange***

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (X).

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of Registrant at June 30, 2003 was $231,875,029. At March 8, 2004, the Registrant had 16,177,479 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part II of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's Annual Report to Stockholders for the fiscal year ended December 31, 2003.

Part III of this Annual Report on Form 10-K incorporates by reference information contained in the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 4, 2004.

PART I

This Annual Report on Form 10-K contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause RehabCare Group's actual results in future periods to differ materially from forecasted results. These risks and uncertainties may include, but are not limited to, the ability of RehabCare to integrate acquisitions and to implement client partnering relationships within the expected timeframes and to achieve the revenue and earnings levels from such acquisitions and relationships at or above the levels projected; the timing and financial effect of the Company's continuing restructuring efforts with respect to the Company's current businesses; changes in and compliance with governmental reimbursement rates and other regulations or policies affecting RehabCare's hospital rehabilitation and contract therapy lines of business; RehabCare's ability to attract new client relationships or to retain and grow existing client relationships through expansion of RehabCare's hospital rehabilitation and contract therapy service offerings and the development of alternative product offerings; the future operating performance of InteliStaf Holdings, Inc., and the rate of return that RehabCare will be able to achieve from its equity interest in InteliStaf; the adequacy and effectiveness of RehabCare's operating and administrative systems; RehabCare's ability and the additional costs of attracting administrative, operational and professional employees; significant increases in health, workers' compensation and professional and general liability costs; litigation risks of RehabCare's past and future business, including RehabCare's ability to predict the ultimate costs and liabilities or the disruption of its operations; competitive and regulatory effects on pricing and margins, including efforts by governmental reimbursement programs, insurers, healthcare providers and others to contain healthcare costs; and general economic conditions.

ITEM 1. BUSINESS

The terms "RehabCare," "our company," "we" and "our" as used herein refer to "RehabCare Group, Inc."

Overview of Our Company

RehabCare Group, Inc., a Delaware corporation, is a leading provider of therapy program management for hospitals and skilled nursing facilities. We manage hospital-based inpatient acute rehabilitation and skilled nursing units, hospital-based and satellite outpatient therapy programs, as well as therapy programs in freestanding skilled nursing, long-term care and assisted living facilities.

Established in 1982, we have more than 20 years experience helping healthcare providers increase revenues and reduce costs while effectively and compassionately delivering rehabilitation services. We believe our clients place a high value on our extensive experience in assisting them to implement clinical best practices, to address competition for patient services, and to navigate the complexities inherent in managed care contracting and government reimbursement systems. Over the years, we have diversified our program management services to include management services for inpatient rehabilitation facilities within hospitals, skilled nursing units and outpatient rehabilitation programs, as well as management of rehabilitation services in freestanding skilled nursing, long-term care and assisted living facilities.

On February 2, 2004, we sold our StarMed Staffing division to InteliStaf Holdings Inc., a privately held healthcare staffing company. In return, we received a 25% equity ownership stake in InteliStaf. As part of this transaction, the parties agreed that two of our directors would serve on the InteliStaf board. After the February 2, 2004 consummation date, day-to-day management of the staffing business is the sole responsibility of InteliStaf. Under accounting rules, we will not consolidate the financial condition and results of operations of the staffing business from the consummation date forward, but will account for our minority investment in InteliStaf under the equity method.

We offer our portfolio of program management services to a highly diversified customer base. In all, we have relationships with more than 700 hospitals and skilled nursing facilities located in 39 states, the District of Columbia and Puerto Rico.

For the year ended December 31, 2003, we had consolidated operating revenues of $539.3 million and a consolidated net loss of $13.7 million, including a $30.6 million after-tax loss on net assets held for sale. In 2003, approximately 41% of our third party operating revenues were derived from our now-divested healthcare staffing services business and approximately 59% were derived from our program management services business.

Industry Overview

As a provider of program management services, our revenues and growth are affected by trends and developments in healthcare spending. The Centers for Medicare and Medicaid Services estimated that in 2002 total healthcare expenditures in the United States grew by 9.3% to $1.6 trillion, the sixth consecutive year in which healthcare spending grew at an accelerating rate. The Centers also report that hospital spending increased 9.5%, to $486.5 billion in 2002, marking the fourth consecutive year of accelerating growth and the first time the hospital spending growth rate outpaced the overall healthcare spending growth rate since 1991. However, the Centers anticipate a slight decrease in the growth rate for hospital spending, which was projected to fall to 6.5% in 2003.

The Centers further projects that total healthcare spending in the United States will grow an average of 7.3% annually from 2002 through 2013. According to these estimates, healthcare expenditures will account for approximately $3.4 trillion, or 18.4%, of the United States gross domestic product by 2013.

Demographic considerations also affect long-term growth projections for healthcare spending. According to the U.S. Census Bureau, there were approximately 35 million Americans, comprising approximately 13% of the total United States population, aged 65 or older based on the 2000 census. The number of Americans aged 65 or older is expected to climb to approximately 40 million by 2010 and to approximately 54 million by 2020. By 2030, the number of Americans 65 and older is estimated to reach approximately 70 million, or 20%, of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years or older is also expected to increase from 4.3 million to 8.9 million by 2030.

We believe that healthcare expenditures and longer life expectancy of the labor force and general population will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. In particular, many of the health conditions associated with aging — such as stroke and heart attack, neurological disorders and diseases and injuries to the muscles, bones and joints — will increase the demand for rehabilitative therapy. These trends, combined with the need for client hospitals to move their patients into the appropriate level of care on a timely basis, will encourage healthcare providers to direct patients to inpatient rehabilitation units, outpatient therapy and freestanding skilled nursing therapy programs.

Program Management Services. The growth of managed care and its focus on cost control has encouraged healthcare providers to provide quality care at the lowest cost possible. While generally less aggressive than managed care, Medicare and Medicaid incentives have also driven declines in average inpatient days per admission. In many cases, patients are treated initially in the higher cost, acute-care hospital setting. After their condition has stabilized, they are either moved to a lower cost setting, such as a skilled nursing facility, or are discharged to their home and treated on a home health or outpatient basis. Thus, while hospital inpatient admissions have continued to grow, the number of average inpatient days per admission has declined.

Many healthcare providers seek to outsource a broad range of services through contracts with companies who will manage individual product lines. Outsourcing allows healthcare providers to take advantage of the specialized expertise of contract management companies, enabling providers to concentrate on the businesses they know best, such as facility and acute-care management. Continued reimbursement pressures under managed care and Medicare have driven healthcare providers to look for additional sources of revenue. As constraints on overhead and operating costs have increased and manpower has been reduced, outsourcing of ancillary and post-acute services has become more important in order to increase patient volumes and provide services at a lower cost while maintaining high quality standards.

By outsourcing therapy services, hospitals may be able to:

- *Improve Clinical Quality.* National program managers focused on rehabilitation are able to develop and employ best practices, which benefit client hospitals.

- *Increase Volumes.* Patients who are discharged from an intensive care unit or medical/ surgical bed and need acute rehabilitation or skilled nursing care, and who in the past would have otherwise been referred to other venues for treatment, can now remain in the hospital setting. This allows hospitals to capture revenues that would otherwise be realized by another provider. Upon discharge, patients can return for outpatient care, adding additional revenues for the provider. By offering new services, the hospital also attracts new patients.

- *Optimize Utilization of Space.* Inpatient services help hospitals optimize physical plant space to treat patients that are within specific diagnoses of the particular hospitals' targeted service lines.

- *Increase Cost Control.* Because of their extensive experience in the product line, program managers can offer pricing structures that effectively control a healthcare provider's financial risk related to the service provided. For hospitals and other providers that utilize program managers, the result is often lower average cost than that of self-managed programs. As a result, the facility is able to increase its revenues without having to increase administrative staff or incur other fixed costs.

- *Sign Agreements with Managed Care Organizations.* We believe managed care organizations prefer to sign contracts covering acute rehabilitation, skilled nursing services and outpatient therapy, or even the entire post-acute continuum of services, with one entity rather than several separate, often unrelated entities. Program managers may provide patient evaluation systems that collect data on patients in each of their units showing the degree of improvement and the related costs from the time the patient is admitted to the unit through the time of discharge. This is an important feature to managed care organizations in controlling their costs while assuring appropriate outcomes. Program managers often have the ability to improve clinical care by capturing and analyzing this information from a large number of acute rehabilitation and skilled nursing units, which an individual hospital could not do on its own without a substantial investment in specialized systems. Becoming part of a managed care network helps the hospital attract physicians, and in turn, attract more patients to the hospital.

- *Obtain Reimbursement Advice.* Program managers may employ reimbursement specialists who are available to assist client hospitals in interpreting complicated regulations within a given specialty, a highly valued service in the changing healthcare environment.

Of the approximately 4,900 general acute-care hospitals in the United States, an estimated 1,050 hospitals operate inpatient acute rehabilitation units, of which we estimate approximately 15%-20% currently outsource acute rehabilitation program management services. As of December 31, 2003, we had therapy program management contracts with 111 of those hospitals that outsource acute rehabilitation unit management services.

By outsourcing therapy services, skilled nursing facilities may be able to:

- *Improve Clinical Quality.* National program managers focused on rehabilitation are able to develop and employ best practices, which benefit client facilities.

- *Obtain Clinical Resources and Expertise.* Rehabilitation services providers have the ability to develop and implement clinical training and program development that will provide best practices for clients.

- *Ensure Appropriate Levels of Staffing for Rehabilitation Professionals.* Therapy staffing in the skilled nursing environment presents unique challenges that can be addressed by a national presence that facilitates recruitment of qualified clinical professionals. Program managers have the ability to manage staffing levels to address the fluctuating clinical needs of the host facility.

- *Improve Skilled Nursing Facility Profitability.* Rehabilitation services providers are equipped to support the clinical needs of the facility and to manage staffing levels such that the client's overall profitability for their patients requiring rehabilitation services is improved.

Of the total population of skilled nursing facilities in the United States, there are an estimated 5,000 facilities that are ideal prospects for our contract therapy services. As of December 31, 2003, we had therapy program management contracts with 468 facilities that outsource therapy management services. In addition to skilled nursing facilities, we have expanded our service offerings to deliver therapy management services in additional settings such as long-term care and assisted living facilities.

Overview of Our Business Units

We currently operate in one business segment, program management services, which consists of two business units – hospital rehabilitation services and contract therapy. The following table describes the services we offer within these business units.

Business Units	Description of Service	Benefits to Client
Hospital Rehabilitation Services:		
Inpatient *Acute Rehabilitation Units:*	High acuity rehabilitation for conditions such as strokes, orthopedic conditions and head injuries.	Utilizes formerly idle space and affords the client the ability to offer specialized clinical rehabilitation services to patients who might otherwise be discharged to a setting outside the client's facility.
Skilled Nursing Units:	Lower acuity rehabilitation but often more medically complex than acute rehabilitation units for conditions such as stroke, cancer, heart failure, burns and wounds.	
Outpatient	Outpatient therapy programs for hospital-based and satellite programs (primarily sports and work-related injuries).	Helps bring patients into the client's facility and helps the client compete with freestanding clinics.
Contract Therapy:	Rehabilitation services in free standing skilled nursing, long term care and assisted living facilities for neurological, orthopedic and cardiological conditions.	Affords the client the ability to fulfill the continuing need for therapists on a full-time or part-time basis. Offers the client a better opportunity to improve the quality of the programs.

Financial information about each of our business segments, including our recently divested staffing segment, is contained in Note 15 "Industry Segment Information" to our consolidated financial statements.

The following table summarizes by geographic region in the United States our program management locations as of December 31, 2003.

Geographic Region	Acute Rehabilitation/ Skilled Nursing Units	Outpatient Therapy Programs	Contract Therapy Programs
Northeast Region	18/1	6	31
Southeast Region	18/4	16	65
North Central Region	28/3	5	164
Mountain Region	4/1	2	0
South Central Region	36/3	14	168
Western Region	7/0	0	40
Total	**111/12**	**43**	**468**

Program Management Services

Inpatient

RehabCare has developed an effective business model in the prospective payment environment, and is instrumental in helping its clients achieve favorable outcomes in their inpatient rehabilitation settings.

Acute Rehabilitation. Since 1982, our inpatient division has been the market leader in operating acute rehabilitation units in acute-care hospitals on a contract basis. As of December 31, 2003, we managed inpatient acute rehabilitation units in 111 hospitals for patients with diagnoses including stroke, orthopedic conditions, arthritis, spinal cord and traumatic brain injuries. Of the approximately 4,900 general acute-care hospitals in the United States, an estimated 1,050 hospitals operate inpatient acute rehabilitation units of which we estimate only approximately 15%-20% currently outsource acute rehabilitation program management services.

Of the approximately 3,850 acute-care hospitals that do not currently operate acute rehabilitation units, we estimate that as many as 1,200 meet our general criteria for support of acute rehabilitation units in their markets. We believe that there is an opportunity for growth to the extent that many of the hospitals currently operating their own acute rehabilitation units re-evaluate the efficiency of their operations and consider outsourcing management services to companies such as ours.

We establish acute rehabilitation units in hospitals that have vacant space and unmet rehabilitation needs in their markets. We also work with hospitals that currently operate acute rehabilitation units to determine the projected level of cost savings we can deliver to them by implementing our scheduling, clinical protocol and outcome systems. In the case of hospitals that do not operate acute rehabilitation units already, we review their historical and existing hospital population, as well as the demographics of the geographic region, to determine the optimal size of the proposed acute rehabilitation unit and the potential of the new unit under our management to generate additional revenues to cover anticipated expenses.

We are generally paid by our clients on the basis of a negotiated fee per discharge or per patient day pursuant to contracts that are typically for terms of three to five years. These contracts are generally subject to termination or renegotiation in the event the hospital experiences a material change in the reimbursement it receives from government or other providers.

An acute rehabilitation unit affords the hospital the ability to offer rehabilitation services to patients, retaining patients who might otherwise be discharged to a setting outside the hospital. A unit typically consists of 20 beds and is staffed with a program director, a physician-medical director and clinical staff which may include a psychologist, physical and occupational therapists, a speech/language pathologist, a social worker, a case manager and other appropriate supporting personnel.

Skilled Nursing Units. In 1994, the inpatient division added the skilled nursing service line in response to client requests for management services and our strategic decision to broaden our inpatient services. As of December 31, 2003, we managed 12 inpatient skilled nursing units. The hospital-based skilled nursing unit enables patients to remain in a hospital setting where emergency needs can be met quickly as opposed to being sent to a freestanding skilled nursing facility. The unit is located within the acute-care hospital and is separately licensed as a skilled nursing unit.

We are generally paid by our clients on the basis of a negotiated fee per patient day pursuant to contracts that are typically for terms of three to five years. The hospital benefits by retaining patients who would be discharged to another setting, capturing additional revenue and utilizing idle space. A skilled nursing unit treats patients who require less intensive levels of rehabilitative care, but who have a greater need for nursing care. Patients' diagnoses are typically long-term and medically complex covering approximately 60 clinical conditions, including stroke, post-surgical conditions, pulmonary disease, cancer, congestive heart failure, burns and wounds.

Outpatient

In 1993, we began managing outpatient therapy programs that provide management of therapy services to patients with work-related and sports-related illnesses and injuries, and as of December 31, 2003, we managed 43 hospital-based and satellite outpatient therapy programs. An outpatient therapy program complements the hospital's occupational medicine initiatives and allows therapy to be continued for patients discharged from inpatient rehabilitation units and medical/surgical beds. An outpatient therapy program also attracts patients into the hospital and is conducted either on the client hospital's campus or in satellite locations controlled by the hospital.

We believe our management of outpatient therapy programs delivers increased productivity through our scheduling, protocol and outcome systems, as well as through productivity training for existing staff. We also provide our clients with expertise in compliance and quality assurance. Typically, the program is staffed with a program director, four to six therapists and two to four administrative and clerical staff. We are typically paid by our clients on the basis of a negotiated fee per unit of service.

Contract Therapy

In 1997, we added therapy management for free standing skilled nursing facilities to our service offerings. This program affords the client the opportunity to fulfill its continuing need for therapists on a full-time or part-time basis without the need to hire and retain full-time staff. As of December 31, 2003, we managed 468 contract therapy programs.

Our typical contract therapy client has 120 beds, a portion of which are licensed as skilled nursing beds. We manage therapy services, including physical and occupational therapy and speech/language pathology for the skilled nursing facility and settings that provide services to the senior population. Our broad base of staffing service offerings, full-time, part-time and on-call, can be adjusted at each location according to the facility's and its patients' needs.

We are generally paid by our clients on the basis of a negotiated patient per diem rate or a negotiated fee schedule based on the type of service rendered. Typically, our contract therapy program is led by a full-time program coordinator who is also a therapist and two to four full-time professionals trained in physical and occupational therapy or speech/language pathology.

Strategy

We believe that there is significant growth opportunity for our program management services business as the marketplace continues to require hospitals and skilled nursing facilities to provide high-quality rehabilitation services in a cost-efficient and accountable manner. Outpatient therapy programs remain underdeveloped at most hospitals, while the aging population and pressures to control costs in all healthcare settings continue to drive demand for our management systems and expertise, especially within a prospective payment system.

In 2003, we launched a series of initiatives aimed at advancing both the profitability and growth of our company. The strategies are focused on four distinct areas — restructuring, service offerings, strengthening client relationships and acquisitions.

In 2003, we restructured our operations achieving a $3.5 million reduction in selling, general and administrative expenses in the fourth quarter of 2003 compared to the second quarter of 2003. Half of the savings was realized through reductions in personnel; about 30 percent came from renegotiation of our vendor relationships; and another 20 percent from withholding discretionary expenditures.

To match the needs of an evolving healthcare market, we are redefining our service offerings. We have begun to redefine our expertise to include the entire continuum of post-acute care. In addition to our traditional settings of acute-care hospitals and skilled nursing facilities, we plan to establish our presence in rapidly growing segments of the healthcare market — care management for post-acute rehabilitation services, long-term acute-care hospitals (LTACHs) and home health therapy services.

A significant shift in our service offerings is the sale of StarMed Staffing Group — our healthcare staffing division — to InteliStaf. The transaction created the nation's largest privately held integrated healthcare staffing company with combined 2003 revenue of more than $450 million. This transaction allows us to continue to participate in the expected recovery of the healthcare staffing industry as an investor while concentrating our management resources on improving the growth and profitability of our program management services business units.

To bolster our client relationships, we are taking steps to create true partnerships, where both parties share risk and success. One of our most valuable current assets is our available capital and lack of debt. We plan to utilize our available capital to create joint ventures with partners who fit our plans for establishing our expertise in serving the entire post-acute continuum of care. In January 2004, we announced plans to develop our first such relationships with Signature Healthcare Foundation and UCLA Medical Center. The Signature transaction provides us the ability to add outpatient clinics and therapy home health in the St. Louis market over the next five years. The UCLA transaction, after completion of leasing and licensing steps, will allow us to develop a 56 bed acute rehabilitation services facility in conjunction with UCLA and a capital partner.

We have begun to utilize our available capital to accomplish our fourth new strategy — acquisitions. Specifically, we'll pursue acquisitions that round out our continuum model of post-acute care and in target markets. We have begun to implement this strategy with two acquisitions completed in early 2004. The first was CPR Therapies, Inc., which gives us a significant contract therapy presence in Colorado and enhanced market share in California in providing skilled nursing services. The second, American VitalCare, Inc., adds to our service delivery capability in California in providing specialized sub-acute services.

Government Regulation

Overview. The healthcare industry is required to comply with many complex federal and state laws and regulations and is subject to regulation by a number of federal, state and local governmental agencies, including those that administer the Medicare and Medicaid programs, those responsible for the licensure of healthcare providers and facilities and those responsible for administering and approving health facility construction, new services and high-cost equipment purchasing. The healthcare industry is also affected by federal, state and local policies developed to regulate the manner in which healthcare is provided, administered and paid for nationally and locally.

Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. As a result, the healthcare industry is sensitive to legislative and regulatory changes and is affected by reductions and limitations in healthcare spending as well as changing healthcare policies. Moreover, our business is impacted not only by those laws and regulations that are directly applicable to us, but also by certain laws and regulations that are applicable to our hospital, skilled nursing facility and other clients.

If we fail to comply with the laws and regulations directly applicable to our business, we could suffer civil penalties, criminal penalties and/or be excluded from contracting with providers participating in Medicare, Medicaid and other federal and state healthcare programs. If our hospital, skilled nursing facility and/or other clients fail to comply with the laws and regulations applicable to their businesses, they could suffer civil penalties, criminal penalties and/or be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which could, indirectly, have an adverse impact on our business.

Facility Licensure, Medicare Certification, and Certificate of Need. Our clients are required to comply with state facility licensure, federal Medicare certification, and certificate of need laws in certain states that are not generally applicable to us.

Generally, facility licensure and Medicare certification follow specific standards and requirements. Compliance is monitored by various mechanisms, including periodic written reports and on-site inspections by representatives of relevant government agencies. Loss of licensure or Medicare certification by a healthcare facility with which we have a contract would likely result in termination of that contract.

A few states require that health facilities obtain state permission prior to entering into contracts for the management of their services. Some states also require that healthcare facilities obtain state permission in the form of a certificate of need prior to constructing or modifying their space, purchasing high-cost medical equipment, or adding new healthcare services. If a certificate of need is required, the process may take up to 12 months or more, depending on the state. The certificate of need application may be denied if contested by a competitor or if the new facility or service is deemed unnecessary by the state reviewing agency. A certificate of need is usually issued for a specified maximum expenditure and requires implementation of the proposed improvement or new service within a specified period of time.

Professional Licensure and Corporate Practice. Many of the healthcare professionals employed or engaged by us are required to be individually licensed or certified under applicable state law. We take steps to ensure that our licensed healthcare professionals possess all necessary licenses and certifications, and we believe that our employees comply with all applicable state laws.

In some states, business corporations such as us are restricted from practicing therapy through the direct employment of therapists. In those states, to comply with the restrictions imposed, we contract to obtain therapy services from an entity permitted to employ therapists.

Reimbursement. Federal and state laws and regulations establish payment methodologies and mechanisms for healthcare services covered by Medicare, Medicaid and other government healthcare programs. While applicable to our clients and not generally applicable to us, these laws and regulations still have an indirect impact on our business.

Medicare pays acute-care hospitals for most inpatient hospital services under a payment system known as the "prospective payment system." Under this system, acute-care hospitals are paid a specific amount toward their operating costs based on the diagnosis-related or case-mix group to which each Medicare patient is assigned, regardless of the amount of services provided to the patient or the length of the patient's hospital stay. The amount of reimbursement assigned to each diagnosis-related or case-mix group is established prospectively by the Centers for Medicare and Medicaid Services, an agency of the Department of Health and Human Services.

For certain Medicare beneficiaries who have unusually costly hospital stays, the Centers for Medicare and Medicaid Services will provide additional payments above those specified for the diagnosis-related or case-mix group. Under a prospective payment system, a hospital may keep the difference between its diagnosis-related or case-mix group payment and its operating costs incurred in furnishing inpatient services, but is at risk for any operating costs that exceed the applicable diagnosis-related or case-mix group payment rate. As a result, hospitals have an incentive to discharge Medicare patients as soon as it is clinically appropriate.

The prospective payment system for inpatient rehabilitation facilities is similar to the diagnosis-related group payment system used for acute-care hospital services but uses a case-mix group rather than a diagnosis-related group. Each patient is assigned to a case-mix group based on clinical characteristics and expected resource needs as a result of information reported on a "patient assessment instrument" which is completed upon patient admission and discharge. Under the prospective payment system, a hospital may keep the difference between its case-mix group payment and its operating costs incurred in furnishing patient services, but is at risk for operating costs that exceed the applicable case-mix group payment.

We believe that the prospective payment system for inpatient rehabilitation facilities favors low-cost, efficient providers, and that our strategy of managing programs on the premises of our hospital clients positions us well for the changing reimbursement environment.

The Balanced Budget Act of 1997 also mandated the phase-in of a prospective payment system for skilled nursing facilities and units based on resource utilization group classifications. This was targeted to reduce government spending on skilled nursing services. All of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities.

The Balanced Budget Act of 1997 also affected Medicare reimbursement for outpatient rehabilitation services. Since 1999, reimbursement for such services is currently based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount established by the Centers for Medicare and Medicaid Services. This reimbursement system applies regardless of whether the therapy services are furnished in a hospital outpatient department, a skilled nursing facility, an assisted living facility, a physician's office, or the office of a therapist in private practice. Under current law, an outpatient therapy program that is not designated as being hospital provider-based is subject to annual limits on payment for therapy services. These annual therapy caps have, however, been suspended through December 31, 2005.

The Medicare proposed "65 Percent Rule" did not impact operating results in 2003, as the final rule is not expected to be released until sometime in 2004. The Company typically does not make specific comments on the impact of proposed rulemaking or legislation prior to final effectiveness as the impact often changes significantly during the approval process. However, given the advanced stage of this proposed rule and the evaluation of the potential impact, the rule is expected to result in an estimated decline in discharges of zero to 3% in 2004 in our hospital rehabilitation services division due to differing cost reporting periods. Mitigation strategies to replace utilization through enhanced internal and external census development would result in the decline in discharges being at the lower end of the range. While the rule primarily affects the hospital rehabilitation services division, the Company expects that the contract therapy division will potentially benefit, as patients that cannot be served in the acute rehabilitation setting may receive therapy in the nursing home setting.

The Centers for Medicare and Medicaid Services recently promulgated new rules regarding the provider-based status of certain facilities and organizations furnishing healthcare services to Medicare beneficiaries. Designation as a provider-based facility or organization can, in some cases, result in greater reimbursement from the Medicare program than would otherwise be the case. Under the new rules, a designation as provider-based also mandates compliance with a specific set of billing and patient notification requirements and emergency medical treatment regulations. After July 1, 2003, all programs, facilities and organizations, previously established and new, must submit self-attestation stating that the provider-based criteria and obligations are met. The Centers for Medicare and Medicaid Services have clarified that the provider-based rules do not apply to outpatient therapy facilities while under the therapy cap moratorium.

Health Information Practices. Subtitle F of the Health Insurance Portability and Accountability Act of 1996 was enacted to improve the efficiency and effectiveness of the healthcare system through the establishment of standards and requirements for the electronic transmission of certain health information. To achieve that end, the statute requires the Secretary of the Department of Health and Human Services to promulgate a set of interlocking regulations establishing standards and protections for health information systems, including standards for the following:

- the development of electronic transactions and code sets to be used in those transactions;
- the development of unique health identifiers for individuals, employers, health plans, and healthcare providers;

- the security of protected health information in electronic form;
- the transmission and authentication of electronic signatures; and
- the privacy of individually identifiable health information.

Final rules setting forth standards for electronic transactions and code sets, for the privacy of individually identifiable health information, and for the security of protected health information in electronic form, applying to health plans, healthcare clearinghouses and healthcare providers who transmit any healthcare information in electronic form in connection with certain administrative and billing transactions have been promulgated. The electronic transaction and code set standards and rules with respect to the privacy of individually protected healthcare information are effective. Compliance with the final rules concerning the security of protected healthcare information in electronic form is required by April 21, 2005. Final rules that include standards for unique health identifiers for employers and healthcare providers, as well as standards related to the security of individual healthcare information and the use of electronic signatures were published on January 23, 2004. Healthcare providers can begin applying for National Provider Identifiers on the effective date of the final rule, which is May 23, 2005. All entities covered by the Act must use provider identifiers by the compliance dates of May 23, 2008 for small health plans and May 23, 2007 for all other plans.

We have reviewed the final rules and through the efforts of our company-based task force have instituted new policies and procedures to meet these regulations. A Company-wide training effort for all employees on how the regulations apply to their job role has been implemented. We serve predominantly as a business associate and have been diligent in our pursuit of business associate agreements with all of our clients.

Fraud and Abuse. Various federal laws prohibit the knowing and willful submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid and other government healthcare programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs.

The anti-kickback statute is extremely broad and potentially covers many standard business arrangements. Violations can lead to significant criminal and civil penalties, including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, or exclusion from participation in Medicare, Medicaid, and other government healthcare programs. The Office of the Inspector General of the Department of Health and Human Services has published regulations that identify a limited number of specific business practices that fall within safe harbors guaranteed not to violate the anti-kickback statute. While many of our business relationships fall outside of the published safe harbors, conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not by itself make conduct illegal.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal laws described above. Some states' antifraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' antifraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private.

In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, federal law allows individuals to bring lawsuits on behalf of the government in what are known as *qui tam* or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims and certain other violations of federal law. The use of these private enforcement actions against healthcare providers and their business partners has increased dramatically in the recent past, in part, because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

Anti-Referral Laws. The federal Stark law generally provides that, if a physician or a member of a physician's immediate family has a financial relationship with a healthcare entity, the physician may not make referrals to that entity for the furnishing of designated healthcare services covered under Medicare, Medicaid, or other government healthcare programs, unless one of several specific exceptions applies. For purposes of the Stark law, a financial relationship with a healthcare entity includes an ownership or investment interest in that entity or a compensation relationship with that entity. Designated healthcare services include physical and occupational therapy services, durable medical equipment, home health services, and inpatient and outpatient hospital services. Final regulations of the Centers for Medicare and Medicaid Services interpreting the Stark laws are effective and we have instituted policies to set standards so employees do not make errors in violations of the Stark law.

The federal government will make no payment for designated health services provided in violation of the Stark law. In addition, sanctions for violating the Stark law include civil monetary penalties of up to $15,000 per prohibited service provided and exclusion from any federal, state, or other government healthcare programs. There are no criminal penalties for violation of the Stark law.

A number of states have in place statutes and regulations that prohibit the same general types of conduct as that prohibited by the federal Stark law described above. Some states' Stark laws apply only to goods and services covered by Medicaid. Other states' Stark laws apply to certain designated healthcare goods and services, regardless of whether the source of payment is government or private.

Corporate Compliance Program. In recognition of the importance of achieving and maintaining regulatory compliance, we have a corporate compliance program that establishes general standards of conduct and procedures that promote compliance with business ethics, regulations, law and accreditation standards. We have compliance standards and procedures to be followed by our employees that are reasonably capable of reducing the prospect of criminal conduct, and have designed systems for the reporting and auditing of potentially criminal acts.

A key element of our compliance program is ongoing communication and training of employees so that it becomes a part of our day-to-day business operations. A compliance committee consisting of three independent members of our board of directors has been established to oversee implementation and ongoing operations of our compliance program, to enforce our compliance program through appropriate disciplinary mechanisms and to ensure that all reasonable steps are taken to respond to an offense and to prevent further similar offenses. We are not aware of the existence of any current activities on the part of any of our employees that would not be materially in compliance with our programs and policies.

Competition

Our program management business competes with companies that may offer one or more of the same services. The fundamental challenge in this line of business is convincing our potential clients, primarily hospitals and skilled nursing facilities, that we can provide rehabilitation services more efficiently than they can themselves. Among our principal competitive advantages are our reputation for quality, cost effectiveness, a proprietary outcomes management system, innovation and price, and the location of programs within our clients' facilities.

We rely significantly on our ability to attract, develop and retain therapists and program management personnel. We compete for these professionals with other healthcare companies, as well as actual and potential clients, some of whom seek to fill positions with either regular or temporary employees.

Employees

As of December 31, 2003, we had approximately 8,500 employees, approximately 3,300 of which were full-time employees, in our program management services business. As of December 31, 2003, we also employed approximately 4,600 travel and supplemental staff employed on a regular or periodic basis by our recently divested healthcare staffing services business. The physicians who are the medical directors of our acute rehabilitation units are independent contractors and not our employees. None of our employees is subject to a collective bargaining agreement.

Non-Audit Services Performed by Independent Accountants

Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934 and Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for disclosing to investors the non-audit services approved by our audit committee to be performed by KPMG LLP, our independent auditors. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. During the period covered by this Form 10-K, our audit committee pre-approved non-audit services related to tax compliance, assistance with documenting controls under Sarbanes-Oxley Section 404 and due diligence assistance on potential acquisitions and the disposition of our healthcare staffing division.

Web Site Access to Reports

Our Form 10-K, Form 10-Qs, definitive proxy statements, Form 8-Ks, and any amendments to those reports are made available free of charge on our web site at www.rehabcare.com as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission.

ITEM 2. PROPERTIES

We currently lease approximately 71,000 square feet of executive office space in Clayton, Missouri under a lease that expires in the year 2012, assuming all options to renew are exercised. In addition to the monthly rental cost, we are also responsible for specified increases in operating costs. In addition, our subsidiaries lease approximately 10,000 square feet in Salt Lake City, Utah under a lease that expires in 2011. American VitalCare, Inc. leases its corporate office located in Anaheim, California. The office has a square footage of approximately 8,200 square feet. The terms of the lease provide for an expiration date of June 30, 2005.

ITEM 3. LEGAL PROCEEDINGS

In May 2002, a lawsuit was filed in the United States District Court for the Eastern District of Missouri against us and certain of our current directors and officers. The plaintiffs allege violations of the federal securities laws and are seeking to certify the suit as a class action. The proposed class consists of persons that purchased shares of our common stock between August 10, 2000 and January 21, 2002. The case alleges weaknesses in the software systems selected by our recently sold StarMed Staffing Group, and the purported negative effects of such systems on our business operations. The Plaintiff filed a second amended complaint in November 2003, pursuant to the District Court Judge's ruling that the Plaintiff must present its claims with more focus and "sufficient particularity" before he could entertain a motion to dismiss. On February 17, 2004, we filed a second motion to dismiss, which is pending.

In August 2002, a derivative lawsuit was filed in the Circuit Court of St. Louis County, Missouri against us and certain of its directors. The complaint, which is based upon substantially the same facts as are alleged in the federal securities class action, was filed on behalf of the derivative plaintiff by a law firm that had earlier filed suit in the federal case. We filed a motion to dismiss based primarily on the derivative plaintiff's failure to make a pre-suit demand, which is pending. The federal court hearing the securities law class action has stayed discovery in the derivative proceeding until discovery commences in the class action.

In July, 2003 a civil action, United States of America ex rel. Gregory Kersulis, M.D. and Jimmie Wilson and Gregory Kersulis, M.D., and Jimmie Wilson v. RehabCare Group, Inc.; and Baxter County Regional Hospital, Inc., was filed under the qui tam provisions of the False Claims Act in the United States District Court for the Eastern District of Arkansas, seeking treble damages, civil penalties, back pay, and special damages. The allegations contained in the suit, brought by a former independent contractor of ours and a former Baxter physical therapist, relate to the proper clinical diagnoses of patients treated at the hospital's acute rehabilitation unit for Medicare reimbursement purposes, in which Baxter received such reimbursement in excess of $5,000,000. The original action was filed on August 21, 2000, under seal, requiring an investigation by the United States Department of Justice, in which we and Baxter fully cooperated. We and Baxter also initiated an internal and external audit that concluded the allegations were unfounded and that we and Baxter were in compliance with Medicare regulations. After the Department's investigation, on June 3, 2003, the government declined to intervene and the seal was lifted. The Plaintiffs filed an amended complaint, and we were served and notified of the civil allegations on July 15, 2003. We have agreed to indemnify Baxter for all fees and expenses on all counts except one, arising out of the action. The court recently denied both parties motions to dismiss and we expect discovery to commence shortly.

The Wage and Hour Division of the United States Department of Labor is currently investigating whether persons employed as on-call coordinators at certain staffing branch locations were properly compensated for all hours worked, and whether the entire time they were on call should be counted as hours worked. We have advised the Wage and Hour Division that we believe on-call coordinators paid a flat fee per shift were properly compensated in accordance with applicable federal law. The inquiry is limited to a three-year period prior to the date any proceeding is filed. No final determination or position has been taken by the Wage and Hour Division to date with respect to these matters.

A number of suits have been filed by certain on-call coordinators based upon facts similar to those being investigated by the Wage and Hour Division. We have filed motions, or expect to file motions, with the Judicial Panel on MultiDistrict Litigation to consolidate these cases based upon similar or common claims and issues and to transfer these cases to a single district court for resolution. Although our recently sold StarMed subsidiary is the named defendant in these cases, we will be responsible for any liability, including attorney's fees and expenses incurred in connection with these actions.

On February 9, 2004, Bond International Software Group, Inc. filed suit against our former StarMed subsidiary in United States District Court for the Eastern District of Virginia alleging breach of contract for licensed software and related development, configuration, support and maintenance services. We expect to file a counter claim asserting our right to a refund under the same contract under the termination and refund provisions therein.

In addition to above matters, we are a party to a number of other claims and lawsuits. While these actions are being contested, the outcome of individual matters is not predictable with assurance. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. We do not believe that any liability resulting from any of the above matters, after taking into consideration our insurance coverage and amounts already provided for, will have a material adverse effect on our consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Information concerning our Common Stock is included under the heading "Stock Data" in our Annual Report to Stockholders for the year ended December 31, 2003 and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

Our Six-Year Financial Summary is included in our Annual Report to Stockholders for the year ended December 31, 2003 and is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During 2003, we derived our revenue from two business segments: program management services and healthcare staffing. Our program management services segment includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. On February 2, 2004, we consummated the sale of our StarMed Staffing division to InteliStaf Holdings, Inc. and received approximately 25% of the equity of InteliStaf in return. After the consummation date, the financial condition and results of operations of the staffing division will no longer be consolidated in our financial statements and our interest in InteliStaf will be accounted for under the equity method. Summarized information about our revenues and earnings from operations in each segment is provided below.

	Year Ended December 31,		
	2003	2002 (in thousands)	2001
Revenues from Unaffiliated Customers:			
Healthcare staffing	$ 223,952	$ 277,543	$ 304,574
Program management:			
Hospital rehabilitation services	185,831	179,746	173,030
Contract therapy	130,847	105,276	64,661
Program management total	316,678	285,022	237,691
Less intercompany revenues [1]	(1,308)	—	—
Total	$ 539,322	$ 562,565	$ 542,265
Operating Earnings (Loss): [2]			
Healthcare staffing [3]	$ (52,503)	$ (1,683)	$ 1,496
Program management:			
Hospital rehabilitation services	33,557	32,256	32,501
Contract therapy	5,836	9,124	2,970
Program management total	39,393	41,380	35,471
Restructuring charge	(1,286)	—	—
Total	$ (14,396)	$ 39,697	$ 36,967

(1) Intercompany revenues represent sales at market rates from our former healthcare staffing segment to our program management segment.

(2) Operating earnings for 2001 have been adjusted to reflect the corporate expense allocation methodology utilized in 2003 and 2002.

(3) The 2003 operating loss for healthcare staffing contains a $43.6 million loss to state net assets and liabilities held for sale at their fair value less costs to sell.

Revenues

We derive substantially all of our revenues from fees paid directly by healthcare providers rather than through payment or reimbursement by government or other third-party payers. Our inpatient and outpatient therapy programs are typically provided through agreements with hospital clients with three to five-year terms. Our contract therapy and temporary healthcare staffing services are typically provided under interim or short-term agreements with hospitals and skilled nursing facilities.

As a provider of healthcare staffing and program management services, our revenues and growth are affected by trends and developments in healthcare spending. Over the last three years, our revenues and earnings from our program management services have been negatively impacted by an aggregate decline in average billable lengths of stay. The decline in average billable lengths of stay reflects the continued trend of reduced rehabilitation lengths of stay. Going forward, we have minimized our exposure to revenue decreases as a result of decreased lengths of stay through restructuring our contracting philosophy to primarily base our payments on number of discharges multiplied by a per discharge rate. This methodology is similar to that of our clients who bill the various payers.

Material changes in the rates or methods of government reimbursements to our clients for services rendered in the programs that we manage could give our clients the right to renegotiate their existing contracts with us to include terms that are less favorable to us. For example, outpatient therapy programs receive payment from the Medicare program under a fee schedule. During 2003, the contract therapy division was subject to therapy caps from September 1 through December 8, experiencing decreases in revenues and profits as a result. Under current law, an outpatient therapy program that is not designated as being provider-based is subject to an annual limit on payments for therapy services provided to Medicare beneficiaries; however, these limits have been suspended through December 31, 2005. See discussion under "Item 1. Business — Government Regulation — Provider-Based Rules."

In addition, changes in the rates or methods of government reimbursements or changes to conditions of participation resulting from the "65% Rule" could negatively impact the benefits that we are able to provide to our clients. We are unable to predict with certainty the impact of any future changes, and we may experience a decline in our revenue and earnings as a result of any future changes to the prospective payment system or from any other changes in the rates or methods of government reimbursements.

Results of Operations

The following table sets forth the percentage that selected items in the consolidated statements of earnings bear to operating revenues for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,		
	2003	2002	2001
Operating revenues	100.0%	100.0%	100.0%
Cost and expenses:			
Operating	75.8	73.4	72.8
Selling, general and administrative:			
Divisions	12.1	13.3	14.4
Corporate	4.9	4.7	4.2
Restructuring charge	.2	—	—
Loss on assets held for sale	8.1	—	—
Depreciation and amortization	1.6	1.5	1.8
Operating earnings (loss)	(2.7)	7.1	6.8
Other expense, net	(.1)	(.1)	(.4)
Earnings (loss) before income taxes	(2.8)	7.0	6.4
Income taxes (benefit)	(.3)	2.7	2.5
Net earnings (loss)	(2.5)%	4.3%	3.9%

Twelve Months Ended December 31, 2003 Compared to Twelve Months Ended December 31, 2002

Revenues

Consolidated operating revenues in 2003 decreased $23.2 million or 4.1% to $539.3 million as compared to $562.6 million in 2002. Revenue increases in contract therapy and hospital rehabilitation services were more than offset by revenue declines in healthcare staffing.

Hospital rehabilitation services revenues, consisting of hospital inpatient and outpatient programs, increased by $6.1 million to $185.8 million in 2003, or 3.4% from $179.7 million in 2002. Inpatient revenues increased $6.1 million, or 4.7% from $130.7 million in 2002 to $136.9 million in 2003. Revenue per program increased 5.8%, offsetting a 1.1% decline in the average number of programs operated. Growth in revenue per program is a result of the average number of discharges per unit increasing 2.6% year-over-year. Outpatient revenues remained flat year-over-year, reflecting an 11.7% decrease in the average number of programs operated, offset by a 13.2% increase in revenue per outpatient program. Growth in outpatient revenue per location is a result of termination of a number of smaller contracts with limited long-term opportunity and a 3.4% increase in average patient visits per location.

Contract therapy revenue increased by 24.3% from $105.3 million in 2002 to $130.8 million in 2003 despite the negative revenue impact of the Medicare Part B therapy caps that were in effect from September 1 through December 8. The primary driver of this increase was the success in the division's sales efforts, which increased the average number of contract therapy locations managed 21.6% from 378.1 in 2002 to 459.9 in 2003. Also contributing to the revenue increase was a 2.2% increase in the average revenue per location from approximately $278,000 to approximately $285,000, resulting from same store growth and the continued focus on opening larger locations.

Healthcare staffing revenues decreased 19.3%, or $53.6 million in 2003, from $277.5 million in 2002 to $224.0 million in 2003 (including $1.3 million inter-company sales at market rates to the hospital rehabilitation services and contract therapy divisions). Supplemental staffing revenues decreased by $46.2 million, or 26.8%, to $125.9 million in 2003, reflecting the impact of branch consolidations in the first quarter of 2003 driven by a decline in the demand for staffing agency services. The average number of branch locations decreased 32.5%, from 107.9 in 2002 to 72.8 in 2003. The decrease in supplemental staffing revenues is attributable to a 29.2% decrease in weeks worked as a result of the consolidation of branch locations and a decline in demand, offset by a 3.4% increase in average revenue per week worked. The increase in average revenue per week worked was a result of placing more highly credentialed staff, such as registered nurses, as compared to certified nurse assistants, as well as increased bill rates for the certified nurse assistants. Travel staffing revenues decreased by 7.1% from $105.5 million in 2002 to $98.0 million in 2003 primarily as a result of a 7.3% decrease in weeks worked. Revenue per week worked improved slightly by 0.2%. The decline in weeks worked was driven by a decrease in demand for travelers while the increase in revenue per week is a result of increases in rates within nurse and therapist placements offset by a shift in sales mix to more radiologists, which saw a decrease in revenue per week worked.

Cost and Expenses

Consolidated operating expenses in 2003 decreased by $4.5 million or 1.1% to $408.6 million compared to $413.1 million in 2002. As a percentage of sales, operating expenses (excluding provision for doubtful accounts) increased to 75.0% in 2003 versus 72.6% in 2002, primarily reflecting the migration of the skill mix in the staffing division to more highly credentialed professionals, lower productivity in the contract therapy division due to a now completed complex information system conversion during the third quarter of 2003 and increased labor, benefit and insurance costs in all divisions. The provision for doubtful accounts as a percentage of operating revenues decreased from 0.8% in 2002 to 0.7% in 2003 due primarily to improvement in the aging categories of the staffing division's accounts receivable primarily during the first half of the year. Division selling, general and administrative expenses as a percentage of operating revenues decreased from 13.3% in 2002 to 12.1% in 2003 primarily due to reductions of costs, as a percent of division operating revenues in contract therapy, the outpatient division of hospital rehabilitation services and healthcare staffing, partially offset by increases in the inpatient division of hospital rehabilitation services. Corporate selling, general and administrative expenses of $26.7 million in 2003 were flat year-over-year compared to 2002, but increased as a percentage of operating revenues to 4.9% in 2003 compared to 4.7% in 2002. The increase as a percentage of operating revenues was primarily attributable to increased costs for the arrangements entered into during the second quarter of 2003 with Phase 2 Consulting, LLC and the former President and CEO of the Company. Under the terms of the Phase 2 agreement, we pay a monthly fee of $55,000 and reimbursement of business expenses. In addition, Phase 2 will be entitled to an incentive fee capped at $1.3 million based on predetermined performance standards. The consulting agreement with the former CEO continues his monthly compensation and car allowance of approximately $45,000. In addition, we incurred higher legal fees during 2003 to research and comment on the Centers for Medicare and Medicaid Services proposed 65% rule. These cost increases were offset by cost decreases resulting from tighter cost controls instituted in the second half of the year combined with the favorable impact of restructuring activities initiated during the third quarter. Depreciation and amortization expense as a percentage of operating revenues increased to 1.6% from 1.5% due to depreciation expense recorded on additional capital expenditures.

On July 30, 2003, we announced a comprehensive, multifaceted restructuring program to help return the Company to growth and improved profitability. As part of the restructuring program, we eliminated 61 positions in an effort to reduce corporate support functions and better align corporate overhead with the operating divisions. As a result of the restructuring plan, we recognized a pretax restructuring charge of $1.3 million. Included in this restructuring charge is $1.1 million of severance and outplacement costs and $0.2 million for exit costs related to the closing of five StarMed branches. The restructuring charge is reflected as a separate component of costs and expenses for 2003.

On December 30, 2003, we announced that we had entered into a Stock Purchase and Sale Agreement with InteliStaf pursuant to which InteliStaf would acquire our healthcare staffing division in exchange for approximately 25% of the common stock of InteliStaf on a fully diluted basis. This transaction subsequently closed on February 2, 2004. In accordance with the requirements of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the assets and liabilities of the healthcare staffing operation were reported on our December 31, 2003 consolidated balance sheet as assets and liabilities held for sale and were measured at their net fair value less estimated costs to sell. We recognized a pretax impairment loss of $43.6 million to reduce the carrying value of goodwill associated with the staffing division and to accrue estimated selling costs. This impairment loss has been recorded as a separate component of our costs and expenses for 2003.

In the hospital rehabilitation services division, direct operating expenses (excluding provision for doubtful accounts) increased by 3.9%, or $4.6 million, primarily reflecting increased salaries and salary-related expenses in both inpatient and outpatient divisions as a result of higher workers compensation, professional liability and health insurance expenses. Provision for doubtful accounts as a percentage of operating revenues increased from 0.4% in 2002 to 0.5% for fiscal year 2003, primarily as a result of the normal evaluation of the creditworthiness of our clients. In the hospital rehabilitation services division, divisional selling, general, and administrative expense fell $0.7 million, or 4.7%, as a result of our third quarter restructuring and combination of the inpatient and outpatient divisions. We estimate that our third quarter restructuring will create a savings of approximately $1.7 million on an annual basis in the hospital rehabilitation services division. Corporate general and administrative expenses allocated to the division increased $0.9 million, or 12.2%, to $8.4 million in 2003. Depreciation and amortization expense, as a percentage of operating revenues, declined slightly year-over-year.

Contract therapy direct operating expenses (excluding provisions for doubtful accounts) increased 32.6% from $76.6 million in 2002 to $101.5 million in 2003, which was due primarily to the increased number of contract therapy locations being managed by the division. As a percentage of net revenues, the division's direct operating expenses increased from 72.7% of net revenues in 2002 to 77.6% of net revenues in 2003. Contributing to this increase in direct operating expenses was higher wages paid as a result of the tightening therapist labor market, as well as utilization of higher cost contract labor. In addition, productivity was negatively affected in the third quarter and early in the fourth quarter due to problems encountered during the implementation of our proprietary information system. The provision for doubtful accounts as a percentage of operating revenues increased from 1.5% of operating revenues in 2002 to 1.7% in 2003 as a result of our on-going review of accounts receivable risk. Contract therapy's division selling, general and administrative expenses as a percentage of revenues decreased from 10.0% in 2002 to 9.0% in 2003 as the division increased revenues at a faster rate than its selling, general and administrative expenses. Corporate general and administrative expenses, which represent allocations of corporate office expenses based upon utilization by divisions, increased slightly as a percentage of operating revenues from 6.1% to 6.2%. Depreciation and amortization expense, as a percentage of operating revenues, remained flat at 1.0% of operating revenues year-over-year.

In the staffing division, direct operating expenses (excluding provision for doubtful accounts) decreased 15.1%, or $32.3 million, due to the decrease in weeks worked, offset by changes within certain operating expense categories as described below. Gross profit margins in the supplemental staffing division decreased from 23.5% in 2002 to 19.1% in 2003, while gross profit margins in the travel division decreased in 2003 to 18.3% compared to 21.7% in 2002. The decrease in gross profit margin in the supplemental staffing division is primarily the result of increases in workers compensation, professional and general liability and medical insurance claims cost. The decrease in gross profit margin within the travel staffing division was a result of changes within bonuses paid to travelers; market pricing decreases in radiology bill rates and increases in workers compensation and professional and general liability. The provision for doubtful accounts decreased $1.2 million in 2003 compared to 2002, primarily as a result of the normal evaluation of the creditworthiness of our clients showing improvement in accounts receivable aging. Division selling, general and administrative expenses decreased by $10.1 million or 21.0% as a result of branch consolidations in the first quarter of 2003 and decreases in administrative personnel. This resulted in a decrease in divisional selling, general and administrative expenses as a percentage of operating revenues from 17.4% in 2002 to 17.0% in 2003. Corporate general and administrative expenses, which represent allocations of corporate office expenses based upon utilization by divisions, decreased for the division as a percentage of operating revenues from 4.7% to 4.5%. Depreciation and amortization expenses as a percentage of operating revenues increased from 0.7% in 2002 to 0.8% in 2003 primarily due to similar expense on less revenue.

Non-operating Items

Interest income decreased by $0.2 million from $0.3 million in 2002 to $0.1 million in 2003, primarily due to lower interest rates.

Interest expense primarily represents commitment fees paid on the unused portion of our line of credit and letter of credit fees. Compared to 2002, interest expense in 2003 increased very slightly as a result of higher amounts of letters of credit to support insurance programs. We had no outstanding balance against our line of credit as of December 31, 2003 and December 31, 2002.

The provision for income taxes in 2003 was a benefit of $1.6 million compared to an expense of $15.0 million in 2002, reflecting effective income tax rates of 10.5% and 38.0%, respectively. The effective rate for 2003 was significantly impacted by a component of the loss on net assets held for sale related to goodwill, which is not deductible for tax purposes.

Diluted loss per share was $0.86 in 2003 compared to diluted earnings per share of $1.38 in 2002. This decline was principally the result of the $30.6 million after tax impairment charge related to the net assets held for sale of our staffing division and the significant decline in demand for staffing agency services.

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

Revenues

Consolidated operating revenues in 2002 increased by $20.3 million, or 3.7%, to $562.6 million as compared to $542.3 million in operating revenues in 2001. Revenue increases in inpatient, contract therapy and travel staffing were offset by revenue declines in supplemental staffing and outpatient.

Inpatient program revenue increased by 6.1% from $123.3 million in 2001 to $130.7 million in 2002. The increase in revenue was primarily a result of a 7.4% increase in revenue per patient day, offset by a 1.3% decrease in patient days from 746,583 to 737,017. The decrease in patient days was a result of a 1.9% decrease in the average number of programs to 134.6 and a 3.6% decrease in average length of stay to 13.3 days, offset by a 4.2% increase in average admissions per program to 410.7. The increase in revenue per patient day is primarily due to renegotiation of contracts to operate under a payment per discharge methodology under the prospective payment environment. The average length of stay decrease is also attributable to the prospective payment environment which encourages the discharge of a patient as soon as it is clinically appropriate.

Outpatient revenue decreased by 1.5% from $49.8 million in 2001 to $49.0 million in 2002, reflecting an 11.1% decrease in the average number of outpatient programs managed from 61.5 in 2001 to 54.7 in 2002, partially offset by a 10.7 % increase in revenue per program as a result of closing smaller, less profitable locations. The increase in revenue per program is attributable to a 3.1% increase in units of service per program to 68,519 and increased bill rates.

Contract therapy revenue increased by 62.8% from $64.7 million in 2001 to $105.3 million in 2002, which resulted primarily from a 51.4% increase in the average number of contract therapy locations managed from 249.8 to 378.1 and a 7.5% increase in revenue per location from $258,902 to $278,427. The increase in revenue per location is primarily the result of same store growth and a continued focus on opening larger locations.

Staffing revenue decreased by $27.1 million, or 8.9% from $304.6 million in 2001 to $277.5 million in 2002, reflecting a 22.0% decrease in weeks worked from 233,898 in 2001 to 182,552 in 2002, offset by a 16.7% increase in average revenue per week worked from $1,302 in 2001 to $1,520 in 2002. Supplemental staffing revenues decreased 23.7% from $225.6 million in 2001 to $172.1 million in 2002, reflecting a 31.8% decrease in weeks worked from 188,368 in 2001 to 128,396 in 2002. The decrease in supplemental staffing weeks worked was primarily a result of the continued management transition and systems implementation and training initiated during the fourth quarter of 2001, a softening in demand as a result of clients' efforts to reduce utilization of agency staff and the impact of the economy on non-skilled labor availability. The decrease in supplemental weeks worked was partially offset by an 11.9% increase in average revenue per week worked from $1,198 in 2001 to $1,340 in 2002 as a result of placing more highly credentialed staff such as registered nurses and licensed practical nurses as compared to certified nurse assistants, as well as increased bill rates. Travel staffing revenues increased 33.6% from $78.9 million in 2001 to $105.5 million in 2002, reflecting an 18.9% increase in weeks worked to 54,156 and a 12.3% increase in average revenue per week worked to $1,948.

Operating Earnings

Consolidated operating earnings increased by 7.4% from $37.0 million in 2001 to $39.7 million in 2002. Operating expenses as a percentage of revenues increased from 72.8% in 2001 to

73.4% in 2002, primarily reflecting the continued migration of the skill mix in the staffing division to more highly credentialed professionals and increased labor costs as a percentage of revenues in all divisions. General and administrative expenses as a percentage of revenues decreased from 18.6% in 2001 to 18.0% in 2002. Excluding $3.9 million in general and administrative expenses associated with the 2001 non-recurring charge, general and administrative expenses as a percentage of revenue would have increased from 17.9% in 2001 to 18.0% in 2002. Depreciation and amortization expense as a percentage of revenue decreased from 1.8% in 2001 to 1.5% in 2002 reflecting the elimination of goodwill amortization as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

Inpatient operating earnings increased by 1.2% from $28.6 million in 2001 to $28.9 million in 2002, primarily resulting from a 6.1% increase in revenues and a decrease in general and administrative expenses as a percent of revenue from 11.9% to 11.6%, partially offset by a decrease in contribution margin from 38.3% to 37.7%. The decrease in contribution margin was primarily the result of higher labor costs as a percentage of revenues. Depreciation and amortization as a percentage of revenues increased from 3.0% to 3.5% as depreciation on increased capital expenditures more that offset the elimination of goodwill amortization expense related to Statement No. 142.

Outpatient operating earnings decreased 14.9% from $3.9 million in 2001 to $3.3 million in 2002, primarily resulting from an 11.1% decrease in the average number of programs from 61.5 to 54.7 and a decrease in contribution margin from 27.8% to 25.7% as a result of higher labor costs as a percentage of revenues. General and administrative expenses as a percentage of revenues increased from 16.7% in 2001 to 16.9% in 2002. Depreciation and amortization expense as a percentage of revenue decreased from 3.1% in 2001 to 1.6% in 2002, reflecting the elimination of goodwill amortization expense related to the adoption of Statement No. 142.

Contract therapy operating earnings increased 207.2% from $3.0 million in 2001 to $9.1 million in 2002, primarily as a result of a 62.8% increase in operating revenues, partially offset by a decrease in contribution margin from 29.3% in 2001 to 27.3% in 2002 due to higher salary-related expenses. General and administrative expenses as a percentage of revenues decreased from 21.2% in 2001 to 16.1% in 2002, primarily due to increased revenues. Depreciation and amortization expense as a percentage of revenues decreased from 1.7% in 2001 to 1.0% in 2002, reflecting the elimination of goodwill amortization expense related to the adoption of Statement No. 142.

Operating earnings in the staffing group decreased by $3.2 million from $1.5 million in 2001 to a $1.7 million loss in 2002, primarily as a result of decreased revenues in our supplemental staffing division. Gross profit margin in the staffing group decreased from 23.7% in 2001 to 22.8% due to a lower gross profit margin in our supplemental staffing division. Supplemental staffing gross profit margin decreased from 26.6% in 2001 to 23.5% in 2002 due to the continued migration of the skill mix to more highly credentialed professionals who delivered greater profitability but less margin. Travel staffing gross profit margin increased from 21.4% in 2001 to 21.7% in 2002, primarily reflecting a favorable pricing environment combined with a decrease in housing expense as a percentage of revenue. General and administrative expenses as a percent of staffing revenue increased from 21.1% in 2001 to 22.0% in 2002, primarily due to lower revenues in supplemental staffing. Depreciation and amortization expense as a percentage of staffing revenue decreased from 1.1% in 2001 to 0.7% in 2002, reflecting the elimination of goodwill amortization expense related to Statement No. 142.

Non-operating Items

Interest income decreased by $17.1% from $0.4 million in 2001 to $0.3 million in 2002, primarily due to decreased average cash balances as a result of the stock repurchase and lower interest rates.

Interest expense decreased by $1.2 million from $1.9 million in 2001 to $0.7 million in 2002, due to the repayment of the line of credit in 2001 from cash generated from the March 2001 publicly underwritten equity offering and the repayment of all subordinated debt during the fourth quarter of 2001.

Earnings before income taxes increased by 12.6% from $35.0 million in 2001 to $39.3 million in 2002. The provision for income taxes in 2002 was $15.0 million compared to $13.9 million in 2001, reflecting effective income tax rates of 38.0% and 39.8%, respectively. Net earnings increased by $3.4 million, or 16.0%, from $21.0 million in 2001 to $24.4 million in 2002. Diluted net earnings per share increased by 19.0% from $1.16 in 2001 to $1.38 in 2002 on a 2.4% decrease in weighted-average shares outstanding. The decrease in the weighted-average shares outstanding was attributable primarily to the repurchase by RehabCare of 1.7 million shares of common stock during the third quarter 2002, offset by the effect of issuing 1.5 million shares in the March 2001 publicly underwritten equity offering, and a decrease in the dilutive effect of stock options resulting from a lower average stock price.

Liquidity and Capital Resources

As of December 31, 2003, we had $38.4 million in cash and current marketable securities and a current ratio, the amount of current assets divided by current liabilities, of 2.9 to 1. Working capital increased by $9.1 million to $77.0 million as of December 31, 2003 as compared to $67.8 million as of December 31, 2002 due to an increase in current assets of $12.3 million combined with an increase in current liabilities of $3.2 million. The increase in current assets was primarily due to increased cash and current marketable securities balances of $28.8 million as a result of cash generated from operations, partially offset by the classification of certain StarMed current assets in long-term assets held for sale. In addition, current deferred tax assets increased primarily due to the deferred taxes related to net assets held for sale as well as increases in accrued vacation, accrued workers compensation, professional liability insurance and health insurance. Net accounts receivable were $62.7 million at December 31, 2003, compared to $87.2 million at December 31, 2002. The StarMed accounts receivable balance reflected in long-term net assets held for sale was $25.9 million. The number of days' average net revenue in net receivables was 63.7 (including the $25.9 million of StarMed accounts receivable shown in net assets held for sale) and 57.7 at December 31, 2003 and 2002, respectively. The increase in current liabilities was primarily the result of an increase in health insurance accruals and workers compensation and professional liability accruals and expenses. The decrease in capital expenditures from $8.5 million in 2002 to $5.3 million in 2003 was a result of the completion of major system enhancements and implementations in 2002 to support the clinical operations.

Operating cash flows constitute our primary source of liquidity and historically have been sufficient to fund working capital, capital expenditures, internal business expansion and debt service requirements. We expect to meet our future working capital, capital expenditures, internal and external business expansion and debt service requirements from a combination of internal sources and outside financing. We have a $125.0 million revolving line of credit with no balance outstanding as of December 31, 2003. This line of credit was not impacted by the sale of the StarMed division. We have $6.2 million in letters of credit issued to our workers compensation and professional and general liability insurance carriers as collateral for reimbursement of claims. The letters of credit reduce the amount we may borrow under the line of credit. We also have a $7.6 million promissory note issued to our workers compensation carrier as additional collateral. The promissory note is not recorded as a liability on the consolidated balance sheet as it only becomes payable upon an event of default as defined in the security agreement with the workers compensation carrier.

In connection with the development and implementation of additional programs, including developing joint venture relationships, we may incur capital expenditures for acquisitions of property, renovations, equipment and deferred costs to begin operations. In addition, we expect to expend capital to implement our acquisition strategy. From January 1, 2004, to date, we have expended, or committed to expend, approximately $17.9 million in this regard.

Inflation

Although inflation has abated during the last several years, the rate of inflation in healthcare related services continued to exceed the rate experienced by the economy as a whole. Our management contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices.

Effect of Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. We implemented Statement No. 146 on January 1, 2003. For information regarding the impact of the adoption of Statement No. 146 and the impact of the restructuring during 2003, refer to Note 13 - Restructuring Costs.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for interim or annual periods ended after December 15, 2002. The adoption of this interpretation did not have a material effect on our consolidated financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect on the methods used on reported results. The disclosure requirements apply to all companies for fiscal years ended after December 15, 2002. See Note 7 "Stockholders Equity" for the required disclosures of Statement No. 148 at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. In October 2003, the FASB postponed the implementation date so that this interpretation is effective for the first interim or annual period ended after December 15, 2003 to variable interest entities in which the variable interest was acquired before February 1, 2003. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which supersedes FIN 46. Application of the revised interpretation is required in the financial statements of companies that have interests in special purpose entities for periods ended after December 15, 2003. The adoption of this interpretation did not have any effect on our consolidated financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Statement No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of Statement No. 149 did not have any effect on our consolidated financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. The adoption of this statement did not have any effect on our consolidated financial position or results of operations.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2003 (in thousands):

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years	Other
Operating leases	$12,950	$4,274	$6,480	$2,196	$ —	$ —
Purchase obligations	3,674	2,044	1,592	38	—	—
Other long-term liabilities [1]	3,682	—	—	—	—	3,682
Total	$20,306	$6,318	$8,072	$2,234	$ —	$3,682

[1] We maintain a nonqualified deferred compensation plan for certain employees. Under the plan, participants may defer up to 100% of their base compensation. The amounts are held in trust in designated investments and remain our property until distribution. Because distribution of funds is at the election of the participants, we are not able to predict the timing of payments against this obligation. At December 31, 2003, we owned trust assets with a value approximately equal to the total amount of this obligation.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Management has discussed and will continue to discuss its critical accounting policies with the Audit Committee of our Board of Directors.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include estimating the allowance for doubtful accounts, impairment of goodwill and other intangible assets and establishing accruals for known and incurred but not reported health, workers compensation and professional liability claims. In addition, Note 1 to the consolidated financial statements includes further discussion of our significant accounting policies.

Management believes the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts. We make estimates of the collectability of our accounts receivable balances. We determine an allowance for doubtful accounts based upon an analysis of the collectability of specific accounts, historical experience and the aging of the accounts receivable. We specifically analyze customers with historical poor payment history and customer credit worthiness when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance as of December 31, 2003 was $62.7 million, net of allowance for doubtful accounts of $3.4 million. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We continually evaluate the adequacy of our allowance for doubtful accounts and make adjustments in the periods any excess or shortfall is identified.

Goodwill and Other Intangibles. The cost of acquired companies is allocated first to their identifiable assets, both tangible and intangible, based on estimated fair values. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. Prior to January 1, 2002, goodwill relating to acquisitions was amortized on a straight-line basis over its estimated useful life. The amortization periods differed depending on whether the acquired entity was national in scope or a regional provider. Goodwill related to the acquisition of a national provider was amortized over 40 years, while goodwill related to a regional provider was amortized over 25 years.

On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards ("Statement") No. 142 "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets with indefinite lives are no longer amortized and must be reviewed at least annually for impairment. If the impairment test indicates that the carrying value of an intangible asset exceeds its fair value, then an impairment loss would be recognized in the statement of earnings in an amount equal to the excess carrying value.

On December 30, 2003, we announced that we had entered into a Stock Purchase and Sale Agreement with InteliStaf pursuant to which InteliStaf would acquire our healthcare staffing division, in exchange for approximately 25% of the common stock of InteliStaf on a fully diluted basis. This transaction subsequently closed on February 2, 2004. In accordance with the requirements of Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the assets and liabilities of our healthcare staffing operation are reported on our December 31, 2003 consolidated balance sheet as assets and liabilities held for sale and have been measured at their net fair value less estimated costs to sell. We recognized an impairment loss of $43.6 million to reduce the carrying value of goodwill associated with the staffing division and to accrue estimated selling costs. This impairment loss was computed in accordance with the provisions of Statement No. 142. We engaged a third party valuation firm to assist us in determining the fair value of consideration given and received in the contemplated transaction with InteliStaf. This value, less estimated costs to sell, was compared to the carrying value of the healthcare staffing division to ascertain if any impairment existed. Because the estimated fair value less costs to sell was less than the carrying value of the staffing business, we performed the second step of the goodwill impairment test to determine the amount of the implied fair value of goodwill and in turn the amount of impairment. The impairment loss has been recorded as a separate component of costs and expenses in our consolidated statement of earnings for the year ended December 31, 2003.

As required by Statement No. 142, we also conducted an annual impairment assessment of goodwill related to our hospital rehabilitation services and contract therapy businesses and determined that goodwill is not impaired. The test required comparison of the estimated fair value of these businesses to our book value. The estimated fair value was based on a discounted cash flow analysis. Assumptions and estimates about future cash flows and discount rates are often subjective and can be affected by a variety of factors, including external factors such as economic trends and government regulations, and internal factors such as changes in our forecasts or in our business strategies. We believe the assumptions used in our impairment analysis are reasonable and appropriate; however, different assumptions and estimates could affect the results of our impairment analysis and in turn result in an impairment charge. If an impairment loss should occur in the future, it could have a material adverse impact on our results of operations. At December 31, 2003, unamortized goodwill related to our hospital rehabilitation services and contract therapy businesses was $35.7 million and $13.0 million, respectively.

Health, Workers Compensation, and Professional Liability Insurance Accrual. We maintain an accrual for our health, workers compensation and professional liability claim costs that are partially self-insured and are classified in accrued salaries and wages (health insurance) and accrued expenses (workers compensation and professional liability) in our consolidated balance sheets. At December 31, 2003, the combined amount of these accruals was approximately $13.2 million. We determine the adequacy of these accruals by periodically evaluating our historical experience and trends related to health, workers compensation, and professional liability claims and payments, based on actuarial computations and industry experience and trends. In analyzing the accruals, we also consider the nature and severity of the claims, analyses provided by third party claims administrators, as well as current legal, economic and regulatory factors. If such information indicates that our accruals are overstated or understated, we reduce or provide for additional accruals as appropriate in the period in which we make such a determination. The ultimate cost of these claims may be greater than or less than the established accruals. While we believe that the recorded amounts are appropriate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimation process.

We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability and employee-related matters. Our hospitals and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on us, if we become aware of such claims against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our borrowing capacity consists of a line of credit with interest rates that fluctuate based upon market indexes. As of December 31, 2003, we did not have any outstanding borrowings under this line of credit. As such, risk relating to interest fluctuation is considered minimal.

ITEM 8A. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Report

The Board of Directors
RehabCare Group, Inc.:

We have audited the accompanying consolidated balance sheets of RehabCare Group, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RehabCare Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

St. Louis, Missouri
February 2, 2004, except
as to Note 19, which is
as of March 2, 2004

REHABCARE GROUP, INC.
Consolidated Balance Sheets
(dollars in thousands, except per share data)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 28,320	$ 9,580
Marketable securities, available-for-sale	10,065	4
Accounts receivable, net of allowance for doubtful accounts of $3,422 and $5,181, respectively	62,744	87,221
Income taxes receivable	—	2,497
Deferred tax assets	14,706	2,529
Other current assets	1,912	3,625
Total current assets	117,747	105,456
Marketable securities, trading	3,665	4,252
Equipment and leasehold improvements, net	14,063	19,844
Excess of cost over net assets acquired , net	48,729	101,685
Assets held for sale	46,171	—
Other	3,251	4,293
Total assets	$ 233,626	$ 235,530
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 763	$ 1,959
Accrued salaries and wages	24,035	28,579
Income taxes payable	1,197	—
Accrued expenses	14,800	7,072
Total current liabilities	40,795	37,610
Deferred compensation	3,682	4,266
Deferred tax liabilities	1,423	5,040
Liabilities held for sale	9,771	—
Total liabilities	55,671	46,916
Stockholders' equity:		
Preferred stock, $.10 par value; authorized 10,000,000 shares, none issued and outstanding	—	—
Common stock, $.01 par value; authorized 60,000,000 shares, issued 20,144,577 shares and 19,846,416 shares as of December 31, 2003 and 2002, respectively	201	198
Additional paid-in capital	114,704	111,671
Retained earnings	117,753	131,452
Less common stock held in treasury at cost, 4,002,898 shares as of December 31, 2003 and 2002	(54,704)	(54,704)
Accumulated other comprehensive earnings (loss)	1	(3)
Total stockholders' equity	177,955	188,614
Total liabilities and stockholders' equity	$ 233,626	$ 235,530

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Earnings
(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Operating revenues	$ 539,322	$ 562,565	$ 542,265
Costs and expenses:			
Operating	408,559	413,081	394,651
Selling, general and administrative:			
Divisions	65,055	74,621	78,468
Corporate	26,680	26,832	22,617
Restructuring charge	1,286	—	—
Loss on assets held for sale	43,579	—	—
Depreciation and amortization	8,559	8,334	9,562
Total costs and expenses	553,718	522,868	505,298
Operating earnings (loss)	(14,396)	39,697	36,967
Interest income	140	319	385
Interest expense	(714)	(676)	(1,859)
Other income (expense), net	(338)	9	(542)
Earnings (loss) before income taxes	(15,308)	39,349	34,951
Income taxes (benefit)	(1,609)	14,954	13,916
Net earnings (loss)	$ (13,699)	$ 24,395	$ 21,035
Net earnings (loss) per common share:			
Basic	$ (0.86)	$ 1.45	$ 1.25
Diluted	$ (0.86)	$ 1.38	$ 1.16

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock Issued shares	Common Stock Amount	Additional Paid-in capital	Retained earnings	Treasury Shares	Treasury Amount	Accumulated other comprehensive earnings (loss)	Total stockholders' equity
Balance, December 31, 2000	17,409	$174	$ 49,503	$ 86,022	2,303	$(17,757)	$ 18	$117,960
Components of comprehensive earnings:								
Net earnings	—	—	—	21,035	—	—	—	21,035
Total comprehensive earnings								21,035
Issuance of common stock in connection with secondary offering	1,455	14	49,429	—	—	—	—	49,443
Exercise of stock options (including tax benefit)	767	8	10,590	—	—	—	—	10,598
Balance, December 31, 2001	19,631	196	109,522	107,057	2,303	(17,757)	18	199,036
Components of comprehensive earnings:								
Net earnings	—	—	—	24,395	—	—	—	24,395
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	—	—	(21)	(21)
Total comprehensive earnings								24,374
Purchase of treasury stock	—	—	—	—	1,700	(36,947)	—	(36,947)
Exercise of stock options (including tax benefit)	215	2	2,149	—	—	—	—	2,151
Balance, December 31, 2002	19,846	198	111,671	131,452	4,003	(54,704)	(3)	188,614
Components of comprehensive earnings (loss):								
Net loss	—	—	—	(13,699)	—	—	—	(13,699)
Change in unrealized gain (loss) on marketable securities, net of tax	—	—	—	—	—	—	4	4
Total comprehensive loss								(13,695)
Exercise of stock options (including tax benefit)	299	3	3,033	—	—	—	—	3,036
Balance, December 31, 2003	20,145	$201	$114,704	$117,753	4,003	$(54,704)	$ 1	$177,955

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net earnings (loss)	$(13,699)	$24,395	$21,035
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	8,559	8,334	9,562
Provision for doubtful accounts	4,036	4,511	4,594
Write-down of investments	50	—	500
Loss on assets held for sale	43,579	—	—
Income tax benefit realized on exercise of employee stock options	903	770	6,386
Change in assets and liabilities:			
Deferred compensation	(448)	407	364
Accounts receivable, net	(5,480)	(98)	(12,195)
Prepaid expenses and other current assets	32	(1,485)	(982)
Other assets	73	464	(235)
Accounts payable and accrued expenses	7,370	(9,350)	5,579
Accrued salaries and wages	944	1,438	2,295
Income taxes	(12,100)	6,667	(613)
Net cash provided by operating activities	33,819	36,053	36,290
Cash flows from investing activities:			
Additions to equipment and leasehold improvements, net	(5,337)	(8,546)	(10,613)
Purchase of marketable securities	(10,735)	(596)	(922)
Proceeds from sale/maturities of marketable securities	1,121	1,030	2,435
Cash in net assets held for sale	(1,550)	—	—
Other, net	(711)	(1,329)	(1,951)
Net cash used in investing activities	(17,212)	(9,441)	(11,051)
Cash flows from financing activities:			
Proceeds from (repayments on) revolving credit facility, net	—	—	(63,800)
Repayments on long-term debt	—	—	(4,502)
Purchase of treasury stock	—	(36,947)	—
Proceeds from sale of common stock, net	—	—	49,443
Exercise of stock options	2,133	1,381	4,212
Net cash provided by (used in) financing activities	2,133	(35,566)	(14,647)
Net increase (decrease) in cash and cash equivalents	18,740	(8,954)	10,592
Cash and cash equivalents at beginning of year	9,580	18,534	7,942
Cash and cash equivalents at end of year	$ 28,320	$ 9,580	$18,534

See accompanying notes to consolidated financial statements.

(1) Overview of Company and Summary of Significant Accounting Policies

Overview of Company

RehabCare Group, Inc. ("the Company") is a leading provider of program management services for inpatient rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy services in conjunction with over 700 hospitals and skilled nursing facilities throughout the United States.

On December 30, 2003, the Company entered into a Stock Purchase and Sale Agreement with InteliStaf Holdings, Inc. ("InteliStaf") pursuant to which InteliStaf would acquire all of the outstanding common stock of our staffing division, StarMed Health Personnel, Inc. ("StarMed"). Subsequently, this sale closed on February 2, 2004. See Notes 5 and 12 for further discussion.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash Equivalents and Marketable Securities

Cash in excess of daily requirements is invested in short-term investments with original maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the consolidated statements of cash flows.

The Company classifies its debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. Investments at December 31, 2003 and 2002 consist of marketable equity and debt securities. All marketable securities included in current assets are classified as available-for-sale and as such, the difference between cost and market, net of taxes, is recorded as other accumulated comprehensive earnings. Unrealized gains or losses on such securities are not recognized in the consolidated statements of earnings until the securities are sold. All marketable securities in non-current assets are classified as trading, with all investment income, including unrealized gains or losses recognized in the consolidated statements of earnings.

Credit Risk

The Company provides services to a geographically diverse clientele of healthcare providers throughout the United States. The Company performs ongoing credit evaluations of its clientele and does not require collateral. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover anticipated credit losses.

Equipment and Leasehold Improvements

Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method over the estimated useful lives of the related assets, principally: equipment – three to seven years and leasehold improvements – life of lease or life of asset, whichever is less. Upon retirement or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Repairs and maintenance are expensed as incurred.

Goodwill and Other Identifiable Intangible Assets

Goodwill, which represents the excess of cost over net assets acquired, relates to acquisitions. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 25 to 40 years. Effective January 1, 2002, the Company adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets with indefinite lives are no longer amortized to expense, but instead tested for impairment at least annually and any related losses recognized in earnings when identified. See Note 5, "Goodwill and Other Identifiable Intangible Assets" and Note 12, "Assets Held for Sale."

Long-Lived Assets

The Company has adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of, and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company reviews identified intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If such events or changes in circumstances are present, an impairment loss would be recognized if the sum of the expected future net cash flows was less than the carrying amount of the asset. See Note 12, "Assets Held for Sale."

Disclosure About Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses and other current assets, accounts payable, accrued salaries and wages and accrued expenses approximate fair value because of the short maturity of these items.

Revenues and Costs

The Company recognizes revenues and related costs from temporary healthcare staffing assignments and therapy program management services in the period in which services are performed. Costs related to marketing and development are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based employee compensation plans using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations as permitted by Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, stock-based employee compensation cost is not reflected in net earnings, as all stock options granted under the Company's stock compensation plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

		Year Ended December 31,		
		2003	2002	2001
		(in thousands, except per share data)		
Net earnings (loss), as reported		$(13,699)	$24,395	$21,035
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(3,657)	(5,130)	(4,390)
Pro forma net earnings		$(17,356)	$19,265	$16,645
Basic earnings (loss) per share:	As reported	$(0.86)	$1.45	$1.25
	Pro forma	$(1.08)	$1.15	$0.99
Diluted earnings (loss) per share:	As reported	$(0.86)	$1.38	$1.16
	Pro forma	$(1.08)	$1.09	$0.92

The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $11.19, $13.49 and $24.78 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2003 – expected dividend yield 0%, volatility of 55%-58%, risk free interest rate of 2.3%-3.5% and an expected life of 6 to 9 years; 2002 - expected dividend yield 0%, volatility of 55%, risk free interest rate of 3.8% and an expected life of 6 to 8 years; 2001 - expected dividend yield 0%, volatility of 56%, risk free interest rate of 4.5% and an expected life of 7 to 9 years.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. Upon subsequent reissuance, the treasury stock account is reduced by the average cost basis of such stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

(2) Marketable Securities

Current marketable securities at December 31, 2003 consist entirely of variable rate demand notes. At December 31, 2002, current marketable securities consisted primarily of a marketable equity security. Noncurrent marketable securities consist primarily of marketable equity securities ($1.4 million and $2.2 million at December 31, 2003 and 2002, respectively) and money market securities ($2.3 million and $2.1 million at December 31, 2003 and 2002, respectively) held in trust under the Company's deferred compensation plan.

(3) Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31,		
	2003	2002	2001
		(in thousands)	
Balance at beginning of year	$ 5,181	$ 5,902	$ 5,347
Provisions for doubtful accounts	4,036	4,511	4,594
Allowance transferred to assets held for sale	(2,134)	—	—
Accounts written off	(3,661)	(5,232)	(4,039)
Balance at end of year	$ 3,422	$ 5,181	$ 5,902

(4) Equipment and Leasehold Improvements

Equipment and leasehold improvements, at cost, consist of the following:

	December 31,	
	2003	2002
	(in thousands)	
Equipment	$25,886	$35,064
Leasehold improvements	3,188	3,881
	29,074	38,945
Less accumulated depreciation and amortization	15,011	19,101
	$14,063	$19,844

(5) Goodwill and Other Identifiable Intangible Assets

Under the provisions of Statement No. 142, "Goodwill and Other Intangible Assets," the Company completed the transitional impairment tests of goodwill during the first quarter of 2002 to assess whether goodwill was impaired at the date of adoption, January 1, 2002. To perform the impairment tests, the Company determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit at that date. The fair value of the reporting units was calculated based upon the present value of expected future cash flows. The results of these tests indicated that there was no impairment of goodwill as of the date of adoption of Statement No. 142. As of the date of adoption of Statement No. 142, the Company had unamortized goodwill in the amount of $101.7 million and unamortized intangible assets in the amount of $0.1 million, all of which are subject to the transition provisions of Statement No. 142.

Statement No. 142 also requires that goodwill and intangible assets be tested for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The Company performed a test for impairment of long-lived assets related to its hospital rehabilitation services and contract therapy businesses as of December 31, 2003. Based upon the tests performed, the Company has determined that long-lived assets (including goodwill) related to its program management division are not impaired as of December 31, 2003.

On December 30, 2003, a Stock Purchase and Sale agreement was entered into with InteliStaf pursuant to which InteliStaf would acquire all of the outstanding common stock of StarMed. Subsequently, this sale closed on February 2, 2004. The Company was performing impairment tests on the long-lived assets (including goodwill) related to this division on a quarterly basis, as current market conditions for this division were leading to revenue and operating performance declines. At December 31, 2003, the Company has reported the assets and liabilities of StarMed as assets and liabilities held for sale. The assets and liabilities held for sale have been measured at their estimated fair value less costs to sell, resulting in a pretax charge of $43.6 million. The carrying amount of goodwill related to StarMed is $12.9 million at December 31, 2003 compared to $53.0 million prior to the charge. See further discussion in Note 12, "Assets Held for Sale."

The following table indicates the effect on net earnings and diluted net earnings per share if Statement No. 142 had been in effect for each of the periods presented in the consolidated statements of earnings:

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Reported net earnings (loss)	$(13,699)	$ 24,395	$ 21,035
Add back: goodwill amortization, net of taxes	—	—	2,844
Adjusted net earnings (loss)	$(13,699)	$ 24,395	$ 23,879
Basic net earnings (loss) per share:			
As reported	$ (0.86)	$ 1.45	$ 1.25
Add back: goodwill amortization, net of taxes	—	—	0.17
Adjusted basic net earnings (loss) per share	$ (0.86)	$ 1.45	$ 1.42
Diluted net earnings (loss) per share:			
As reported	$ (0.86)	$ 1.38	$ 1.16
Add back: goodwill amortization, net of taxes	—	—	0.16
Adjusted diluted net earnings (loss) per share	$ (0.86)	$ 1.38	$ 1.32

(6) Long-Term Debt

Since August, 2000, the Company has had a $125.0 million five-year revolving credit facility. The interest rates are set based on either a base rate plus 0.50% to 1.75% or a Eurodollar rate plus 1.50% to 2.75%. The base rate is the higher of the Federal Funds Rate plus .50% or the prime rate. The Eurodollar rate is defined as (a) the Interbank Offered Rate divided by (b) 1 minus the Eurodollar Reserve Requirement. The Company pays a fee on the unused portion of the commitment from 0.375% to 0.50%. The interest rates and commitment fees vary depending on the ratio of the Company's indebtedness, net of cash and marketable securities, to cash flow. Borrowings under the credit facility are secured primarily by the Company's assets and future income and profits. The credit facility requires the Company to meet certain financial covenants including maintaining minimum net worth and fixed charge coverage ratios. The average outstanding borrowings under the revolving credit facilities for 2003, 2002 and 2001 were $0, $0.2 million and $12.4 million. The weighted-average interest rates for the debt outstanding in 2002 and 2001 were 5.4% and 8.1% per annum, respectively. As of December 31, 2003 there was no balance outstanding on the revolving credit facility. This line of credit was not impacted by the sale of StarMed. Interest paid for 2003, 2002 and 2001 was $0.5 million, $0.8 million and $2.2 million, respectively. Included in the interest paid amounts are commitment fees on the unused portion of the revolving credit facility of $0.5 million, $0.6 million and $0.3 million for 2003, 2002 and 2001, respectively.

The Company has a $3.2 million letter of credit and a $7.6 million promissory note issued to its worker's compensation carrier as collateral for reimbursement of claims. The Company also has a $3.0 million letter of credit issued to its professional and general liability insurance carrier for collateral for reimbursement of claims. The letters of credit reduce the amount the Company may borrow under the line of credit. The promissory note is not recorded as a liability on the consolidated balance sheet as it only becomes payable upon an event of default as defined in the security agreement with the workers compensation carrier.

(7) Stockholders' Equity

During the third quarter of 2002, the Company repurchased 1,700,000 shares of its common stock at a cost of $36.9 million. These shares are presented as treasury stock in the Company's consolidated balance sheet.

During March 2001, the Company issued and sold 1,455,000 shares of its common stock in an underwritten public equity offering. The net proceeds from this transaction of $49.4 million were used to reduce the Company's then outstanding balance on its revolving credit facility.

The Company has various long-term performance plans for the benefit of employees and nonemployee directors. Under the plans, employees may be granted incentive stock options or nonqualified stock options and nonemployee directors may be granted nonqualified stock options. Certain of the plans also provide for the granting of stock appreciation rights, restricted stock, performance awards, or stock units. Stock options may be granted for a term not to exceed 10 years (five years with respect to a person receiving incentive stock options who owns more than 10% of the capital stock of the Company) and must be granted within 10 years from the adoption of the respective plan. The exercise price of all stock options must be at least equal to the fair market value (110% of fair market value for a person receiving an incentive stock option who owns more than 10% of the capital stock of the Company) of the shares on the date of grant. Except for options granted to nonemployee directors that become fully exercisable after six months, substantially all remaining stock options become fully exercisable after four years from date of grant. At December 31, 2003, 2002 and 2001, a total of 1,137,646, 1,058,270 and 1,549,594 shares, respectively, were available for future issuance under the plans.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended is presented below:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,167,834	$18.31	2,935,575	$16.99	3,262,975	$10.62
Granted	203,300	18.98	664,700	22.66	539,373	39.97
Exercised	(306,554)	7.36	(214,565)	6.49	(766,753)	6.12
Forfeited	(282,676)	24.68	(217,876)	25.66	(100,020)	15.08
Outstanding at end of year	2,781,904	$18.92	3,167,834	$18.31	2,935,575	$16.99
Options exercisable at end of year	1,990,029		2,011,184		1,873,702	

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – 4.70	77,387	0.8 years	$ 4.32	77,387	$ 4.32
4.70 – 9.40	929,244	4.3	8.05	929,244	8.05
9.40 – 14.10	463,800	4.2	11.60	453,800	11.50
14.10 – 18.80	26,500	9.7	17.29	4,000	17.37
18.80 – 23.50	590,500	8.5	21.49	149,875	21.39
23.50 – 28.20	59,000	7.1	25.09	47,750	25.12
28.20 – 32.90	10,000	8.1	29.63	2,500	29.63
32.90 – 37.60	170,600	6.5	34.00	129,850	34.00
37.60 – 42.30	287,666	7.1	39.61	147,166	39.74
42.30 – 47.00	167,207	7.0	43.69	48,457	43.80
	2,781,904	5.8	$ 18.92	1,990,029	$ 15.08

The Company has a stockholder rights plan pursuant to which preferred stock purchase rights were distributed as a dividend on each share of the Company's outstanding common stock. Each right, when exercisable, will entitle the holders to purchase one one-hundredth of a share of series B junior participating preferred stock of the Company at an initial exercise price of $150.00 per one one-hundredth of a share.

The rights are not exercisable or transferable until a person or affiliated group acquires beneficial ownership of 20% or more of the Company's common stock or commences a tender or exchange offer for 20% or more of the stock, without the approval of the board of directors. In the event that a person or group acquires 20% or more of the Company's stock or if the Company or a substantial portion of the Company's assets or earning power is acquired by another entity, each right will convert into the right to purchase shares of the Company's or the acquiring entity's stock, at the then-current exercise price of the right, having a value at the time equal to twice the exercise price.

The series B preferred stock is non-redeemable and junior of any other series of preferred stock that the Company may issue in the future. Each share of series B preferred stock, upon issuance, will have a preferential dividend in the amount equal to the greater of $1.00 per share or 100 times the dividend declared per share on the Company's common stock. In the event of a liquidation of the Company, the series B preferred stock will receive a preferred liquidation payment equal to the greater of $100 or 100 times the payment made on each share of the Company's common stock. Each one one-hundredth of a share of series B preferred stock will have one vote on all matters submitted to the stockholders and will vote together as a single class with the Company's common stock.

(8) Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
Numerator:	2003	2002	2001
	(in thousands, except per share data)		
Numerator for basic and diluted earnings per share – earnings (loss) available to common stockholders (net earnings (loss))	$(13,699)	$24,395	$ 21,035
Denominator:			
Denominator for basic earnings (loss) per share – weighted-average shares outstanding	16,000	16,833	16,775
Effect of dilutive securities: Stock options	—	809	1,302
Denominator for diluted earnings (loss) per share – adjusted weighted-average shares and assumed conversions	16,000	17,642	18,077
Basic earnings (loss) per share	$ (0.86)	$ 1.45	$ 1.25
Diluted earnings (loss) per share	$ (0.86)	$ 1.38	$ 1.16

In 2003, the effect of stock options was antidilutive because of the Company's net loss position.

(9) Employee Benefits

The Company has an Employee Savings Plan, which is a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, for the benefit of its eligible employees. Employees who attain the age of 21 and complete 12 consecutive months of employment with a minimum of 1,000 hours worked are eligible to participate in the plan. Each participant may contribute from 2% to 20% of his or her annual compensation to the plan subject to limitations on the highly compensated employees to ensure the plan is nondiscriminatory. Contributions made by the Company to the Employee Savings Plan are at rates of up to 50% of the first 4% of employee contributions. Expense in connection with the Employee Savings Plan for 2003, 2002 and 2001 totaled $1.7 million, $1.9 million and $1.7 million, respectively.

The Company maintains a nonqualified deferred compensation plan for certain employees. Under the plan, participants may defer up to 100% of their base cash compensation. The amounts are held by a trust in designated investments and remain the property of the Company until distribution. At December 31, 2003 and 2002, $3.7 million and $4.3 million, respectively, were payable under the nonqualified deferred compensation plan and approximated the value of the trust assets owned by the Company.

(10) Lease Commitments

The Company leases office space and certain office equipment under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases, as of December 31, 2003, was as follows:

	Program Management Services and Other	StarMed	Total
2004	$2,485	$1,789	$ 4,274
2005	2,260	1,301	3,561
2006	2,004	915	2,919
2007	1,440	711	2,151
2008	—	45	45
Total	$8,189	$4,761	$12,950

Rent expense for 2003, 2002 and 2001 was approximately $5.1 million, $5.5 million and $4.8 million, respectively.

(11) Income Taxes

Income taxes consist of the following:

	Year Ended December 31, 2003	2002	2001
		(in thousands)	
Federal - current	$ 12,556	$ 6,918	$14,232
Federal - deferred	(13,980)	6,265	(1,964)
State	(185)	1,771	1,648
	$ (1,609)	$14,954	$13,916

A reconciliation between expected income taxes, computed by applying the statutory Federal income tax rate of 35% to earnings before income taxes, and actual income tax is as follows:

	Year Ended December 31, 2003	2002	2001
		(in thousands)	
Expected income taxes (benefit)	$ (5,358)	$13,773	$12,233
Tax effect of interest income from municipal bond obligations exempt from Federal taxation	(18)	(29)	(56)
State income taxes, net of Federal income tax benefit	(120)	790	1,071
Nondeductible goodwill related to net assets held for sale	3,406	—	—
Tax effect of goodwill amortization expense not deductible for tax purposes	—	—	599
Other, net	481	420	69
	$ (1,609)	$14,954	$13,916

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)	
Deferred tax assets:		
Provision for doubtful accounts	$ 1,890	$ 1,476
Accrued insurance, bonus and vacation expense	5,792	3,311
Deferred loss on assets held for sale	12,947	—
Other	2,815	1,069
	23,444	5,856
Deferred tax liabilities:		
Goodwill amortization	7,145	5,596
Other	3,016	2,771
	10,161	8,367
Net deferred tax asset (liability)	$ 13,283	$ (2,511)

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Income taxes paid by the Company for 2003, 2002 and 2001 were $9.6 million, $7.5 million and $8.5 million, respectively.

(12) Assets Held for Sale

On December 30, 2003, we announced that we had entered into a Stock Purchase and Sale Agreement with InteliStaf pursuant to which InteliStaf would acquire all of the outstanding common stock of StarMed in exchange for approximately 25% of the common stock of InteliStaf on a fully diluted basis. This transaction subsequently closed on February 2, 2004.

In accordance with the requirements of Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the assets and liabilities of StarMed are reported on the December 31, 2003 consolidated balance sheet as assets and liabilities held for sale and have been measured at their net fair value less estimated costs to sell. To state the assets and liabilities held for sale at their estimated net fair value less costs to sell, the Company recognized an impairment loss of $43.6 million to reduce the carrying value of goodwill associated with StarMed and to accrue estimated selling costs. This impairment loss was computed in accordance with the provisions of Statements No. 142 and No. 144. The Company engaged a third party valuation firm to assist it in determining the fair value of consideration given and received in the contemplated transaction with InteliStaf. This value, less estimated costs to sell, was compared to the carrying value of the healthcare staffing division to ascertain if any impairment existed. Because the estimated fair value less costs to sell was less than the carrying value of the staffing business, the Company performed the second step of the goodwill impairment test to determine the amount of the implied fair value of goodwill and in turn the amount of impairment. The impairment loss has been recorded as a separate component of operating earnings in the consolidated statement of earnings for the year ended December 31, 2003.

The assets and liabilities of the healthcare staffing division are presented in the consolidated balance sheet as of December 31, 2003 under the captions: "Assets held for sale" and "Liabilities held for sale." The carrying amounts of the major classes of these assets and liabilities at December 31, 2003 were:

	(in thousands)
Assets:	
Cash and cash equivalents	$ 1,550
Marketable securities, available for sale	8
Accounts receivable, net	25,921
Prepaid and other current assets	1,680
Equipment and leasehold improvements, net	3,765
Excess of cost over net assets acquired	12,891
Other long-term assets	356
Total assets held for sale	$46,171
Liabilities:	
Accounts payable	$ 85
Accrued salaries and wages	5,488
Accrued expenses	4,198
Total liabilities held for sale	$ 9,771

(13) Restructuring Costs

On July 30, 2003, the Company announced a comprehensive, multifaceted restructuring program to help return it to growth and improved profitability. As part of the restructuring program, the Company eliminated 61 positions in an effort to reduce corporate support functions and better align corporate overhead with the operating divisions. As a result of the restructuring plan, the Company recognized a pre-tax restructuring expense of $1.3 million. Included in this restructuring charge is $1.1 million of severance and outplacement costs and $0.2 million for exit costs related to the closing of five StarMed branches. The Company accounts for restructuring costs in accordance with Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." In accordance with Statement No. 146, management committed to the restructuring plan and identified the number of employees to be terminated and the benefits that those employees would receive upon termination. Employees were not required to render service in order to receive their benefits, and thus a liability was recorded at the date the termination was communicated to the employee. The severance payments and exit costs will continue beyond 2003 since, in many instances, the terminated employees will receive their severance payments over an extended period of time and long-term lease payments will be paid over periods after 2003. These charges are reflected in the restructuring charge line on the accompanying consolidated statement of earnings.

The following table summarizes the activity with respect to severance and exit costs recorded during fiscal year 2003:

	(in thousands)		
	Severance	Exit Costs	Total
Restructuring charge	$ 1,094	$ 192	$1,286
Cash payments	743	47	790
Balance at December 31, 2003	$ 351	$ 145	$ 496

(14) Related Party Transactions

During 2003, the Company's Board of Directors approved and the Company entered into a contract with a software vendor to develop a new public website for the Company. John H. Short, Ph.D., interim President and Chief Executive Officer and a director of the Company and Theodore M. Wight, a director of the Company, are also directors of the software company. Messrs. Wight and Short and their affiliated entities own 27.3% and 5.5% of the fully diluted capitalization of the software company, respectively. The original contract amount was for $320,000 and has since been modified for expected additional costs of $34,500. The work is anticipated to be completed by the second quarter of 2004.

During the first quarter of 2004, the Company entered into an addendum to the aforementioned contract with the same software vendor to identify and document the actual costs and timeline required to complete the Company's employee portal/HR center project. The addendum to the contract is for the amount of $47,000 and the work is anticipated to be completed by the second quarter of 2004.

During 2003, the Company entered into an agreement with Phase 2 Consulting, LLC ("Phase 2"). Per the terms of the agreement, Phase 2 will provide the Company with management, consulting and advisory services, including having John H. Short, Ph.D., the managing director of Phase 2 and a member of the Company's Board of Directors, serve as interim President and Chief Executive Officer of the Company. A monthly consulting fee of $55,000 will be paid to Phase 2 during the term of the agreement plus reimbursement of business expenses. In addition, Phase 2 will be entitled to an incentive fee capped at $1.3 million payable in cash or shares of the Company's stock based on predetermined performance standards. During 2003, the Company recorded approximately $680,000 of expense under this agreement and made payments to Phase 2 of approximately $556,000.

(15) Industry Segment Information

During the three year period ended December 31, 2003, the Company operated in two business segments that are managed separately based on fundamental differences in operations: healthcare staffing and program management services. Program management includes inpatient programs (including acute rehabilitation and skilled nursing units), outpatient therapy programs and contract therapy programs. All of the Company's services are provided in the United States. Summarized information about the Company's operations in each industry segment is as follows:

	Revenues from Unaffiliated Customers (in thousands)			Operating Earnings (loss) (in thousands)		
	2003	2002	2001	2003	2002	2001[1]
Healthcare staffing	$ 223,952	$ 277,543	$304,574	$(52,503)	$ (1,683)	$ 1,496
Program management:						
Hospital rehabilitation services	185,831	179,746	173,030	33,557	32,256	32,501
Contract therapy	130,847	105,276	64,661	5,836	9,124	2,970
Program management total	316,678	285,022	237,691	39,393	41,380	35,471
Less intercompany revenues[2]	(1,308)	—	—	N/A	N/A	N/A
Restructuring charge	N/A	N/A	N/A	(1,286)	—	—
Total	$ 539,322	$ 562,565	$ 542,265	$ (14,396)	$ 39,697	$ 36,967

	Depreciation and Amortization (in thousands)			Capital Expenditures (in thousands)		
	2003	2002	2001	2003	2002	2001
Healthcare staffing	$ 1,896	$ 1,808	$ 3,280	$ 1,511	$ 567	$ 1,424
Program management:						
Hospital rehabilitation services	5,328	5,436	5,194	2,212	4,784	5,559
Contract therapy	1,335	1,090	1,088	1,614	3,195	3,630
Program management total	6,663	6,526	6,282	3,826	7,979	9,189
Total	$ 8,559	$ 8,334	$ 9,562	$ 5,337	$ 8,546	$ 10,613

	Total Assets (in thousands) as of December 31,			Unamortized Goodwill (in thousands) as of December 31,		
	2003	2002	2001	2003	2002	2001
Healthcare staffing[3]	$ 46,171	$ 92,551	$ 102,880	$ 12,891	$ 52,956	$ 52,956
Program management:						
Hospital rehabilitation services	146,016	110,354	121,432	35,739	35,739	35,739
Contract therapy	41,439	32,625	26,349	12,990	12,990	12,990
Program management total	187,455	142,979	147,781	48,729	48,729	48,729
Total	$ 233,626	$ 235,530	$ 250,661	$ 61,620	$ 101,685	$ 101,685

(1) Operating earnings for 2001 have been adjusted to reflect the corporate expense allocation methodology utilized in 2003 and 2002.

(2) Intercompany revenues represent sales at market rates from the Company's healthcare staffing segment to the Company's program management segment.

(3) At December 31, 2003, the total assets, including unamortized goodwill, of the healthcare staffing business are reported as assets held for sale in the balance sheet. See Note 12 "Assets Held for Sale" for further discussion.

(16) Quarterly Financial Information (Unaudited)

2003	Quarter Ended December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$129,475	$134,962	$136,043	$138,842
Operating earnings (loss)	(34,541)	5,672	7,646	6,827
Earnings (loss) before income taxes	(34,941)	5,538	7,439	6,656
Net earnings (loss)	(25,523)	3,323	4,457	4,044
Net earnings (loss) per common share:				
Basic	(1.58)	.21	.28	.26
Diluted	(1.58)	.20	.27	.25

2002	Quarter Ended December 31	September 30	June 30	March 31
	(in thousands, except per share data)			
Operating revenues	$140,810	$142,690	$140,836	$138,229
Operating earnings	12,024	11,595	9,526	6,552
Earnings before income taxes	11,870	11,511	9,472	6,496
Net earnings	7,358	7,137	5,872	4,028
Net earnings per common share:				
Basic	.46	.43	.34	.23
Diluted	.45	.41	.32	.22

(17) Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company implemented Statement No. 146 on January 1, 2003. For information regarding the impact of the adoption of Statement No. 146 and the impact of the restructuring during 2003, refer to Note 13 - Restructuring Costs.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for interim or annual periods ended after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect on the methods used on reported results. The disclosure requirements apply to all companies for fiscal years ended after December 15, 2002. See Note 7 "Stockholders Equity" for the required disclosures of Statement No. 148 at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. In October 2003, the FASB postponed the implementation date so that this interpretation is effective for the first interim or annual period ended after December 15, 2003 to variable interest entities in which the variable interest was acquired before February 1, 2003. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which supersedes FIN 46. Application of the revised interpretation is required in the financial statements of companies that have interests in special purpose entities for periods ending after December 15, 2003. The adoption of this interpretation did not have any effect on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Statement No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of Statement No. 149 did not have any effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issues Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company's existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The Company adopted Statement No. 150 on June 1, 2003. The adoption of this statement did not have any effect on the Company's consolidated financial position or results of operations.

(18) Contingencies

In May 2002, a lawsuit was filed in the United States District Court for the Eastern District of Missouri against the Company and certain of its current directors and officers. The plaintiffs allege violations of the federal securities laws and are seeking to certify the suit as a class action. The proposed class consists of persons that purchased shares of the Company's common stock between August 10, 2000 and January 21, 2002. The case alleges weaknesses in the software systems selected by its recently sold StarMed Staffing Group, and the purported negative effects of such systems on its business operations. The Plaintiff filed a second amended complaint in November 2003, pursuant to the District Court Judge's ruling that the Plaintiff must present its claims with more focus and "sufficient particularity" before he could entertain a motion to dismiss. On February 17, 2004, the Company filed a second motion to dismiss, which is pending.

In August 2002, a derivative lawsuit was filed in the Circuit Court of St. Louis County, Missouri against the Company and certain of its directors. The complaint, which is based upon substantially the same facts as are alleged in the federal securities class action, was filed on behalf of the derivative plaintiff by a law firm that had earlier filed suit in the federal case. The Company filed a motion to dismiss based primarily on the derivative plaintiff's failure to make a pre-suit demand, which is pending. The federal court hearing the securities law class action has stayed discovery in the derivative proceeding until discovery commences in the class action.

In July, 2003 a civil action, United States of America ex rel. Gregory Kersulis, M.D. and Jimmie Wilson and Gregory Kersulis, M.D., and Jimmie Wilson v. RehabCare Group, Inc.; and Baxter County Regional Hospital, Inc., was filed under the qui tam provisions of the False Claims Act in the United States District Court for the Eastern District of Arkansas, seeking treble damages, civil penalties, back pay, and special damages. The allegations contained in the suit, brought by a former Company independent contractor and a former Baxter physical therapist, relate to the proper clinical diagnoses of patients treated at the hospital's acute rehabilitation unit for Medicare reimbursement purposes, in which Baxter received such reimbursement in excess of $5,000,000. The original action was filed on August 21, 2000, under seal, requiring an investigation by the United States Department of Justice, in which the Company and Baxter fully cooperated. The Company and Baxter also initiated an internal and external audit that concluded the allegations were unfounded and that the Company and Baxter were in compliance with Medicare regulations. After the Department's investigation, on June 3, 2003, the government declined to intervene and the seal was lifted. The Plaintiffs filed an amended complaint, and the Company was served and notified of the civil allegations on July 15, 2003. The Company has agreed to indemnify Baxter for all fees and expenses on all counts except one, arising out of the action. The court recently denied both parties motions to dismiss and we expect discovery to commence shortly.

The Wage and Hour Division of the United States Department of Labor is currently investigating whether persons employed as on-call coordinators at certain staffing branch locations were properly compensated for all hours worked, and whether the entire time they were on call should be counted as hours worked. The Company has advised the Wage and Hour Division that it believes on-call coordinators paid a flat fee per shift were properly compensated in accordance with applicable federal law. The inquiry is limited to a three-year period prior to the date any proceeding is filed. No final determination or position has been taken by the Wage and Hour Division to date with respect to these matters.

A number of suits have been filed by certain on-call coordinators based upon facts similar to those being investigated by the Wage and Hour Division. The Company has filed motions, or expect to file motions, with the Judicial Panel on MultiDistrict Litigation to consolidate these cases based upon similar or common claims and issues and to transfer these cases to a single district court for resolution. Although the recently sold StarMed subsidiary is the named defendant in these cases, the Company will be responsible for any liability, including attorney's fees and expenses incurred in connection with these actions.

On February 9, 2004, Bond International Software Group, Inc. filed suit against our former StarMed subsidiary in United States District Court for the Eastern District of Virginia alleging breach of contract for licensed software and related development, configuration, support and maintenance services. The Company expects to file a counter claim asserting its right to a refund under the same contract under the termination and refund provisions therein.

In addition to the above matters, the Company and its subsidiaries are parties to a number of other claims and lawsuits. While these actions are being contested, the outcome of individual matters is not predictable with assurance. From time to time, and depending upon the particular facts and circumstances, the Company may be subject to indemnification obligations under its contracts with its hospital and healthcare facility clients relating to these matters. The Company does not believe that any liability resulting from any of the above matters, after taking into consideration its insurance coverage and amounts already provided for, will have a material adverse effect on its consolidated financial position, cash flows or liquidity. However, such matters could have a material effect on results of operations in a particular quarter or fiscal year as they develop or as new issues are identified.

(19) Subsequent Events

Subsequent to December 31, 2003, but prior to the issuance of these consolidated financial statements, the Company entered into the following transactions:

- On March 2, 2004, the Company purchased from Health Net, Inc. all of the outstanding common stock of American VitalCare, Inc. and its sister company, Managed Alternative Care, Inc. (collectively "VitalCare") for approximately $14 million of cash and notes. VitalCare is a manager of hospital based specialty care units in the state of California generating annual operating revenues of approximately $14 million.

- On February 2, 2004, the Company purchased the assets of CPR Therapies, Inc. ("CPR") for approximately $3.9 million of cash and notes. CPR, headquartered in Denver, Colorado, is a contract therapy services company for physical rehabilitation services in skilled nursing and assisted living facilities with a significant market presence in Colorado and California. CPR's annual operating revenues are approximately $9 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures as of December 31, 2003 were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information regarding our directors and executive officers is included in our Proxy Statement for the 2004 Annual Meeting of Stockholders under the captions "Item 1 – Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" and is incorporated herein by reference.

The following table sets forth the name, age and position of each of our executive officers. There is no family relationship between any of the following individuals.

Name	Age	Position
John H. Short, Ph.D.	59	Interim President and Chief Executive Officer
Mark A. Bogovich......................	34	Vice President, Chief Accounting Officer
Tom E. Davis	54	President, Hospital Rehabilitation Services (Inpatient & Outpatient)
Vincent L. Germanese................	52	Senior Vice President, Chief Financial Officer and Secretary
Patricia M. Henry.......................	51	President, Contract Therapy Division

The following paragraphs contain biographical information about our executive officers.

John H. Short, Ph.D. has been Interim President and Chief Executive Officer since June 2003 and a director of the company since 1991. Dr. Short also serves as Managing Partner of Phase 2 Consulting, LLC, a management and economic consulting firm for the healthcare industry. Dr. Short has been involved in the healthcare industry for more than 35 years, serving as CEO and board chairman for numerous healthcare organizations, and has been the principal lead on more than 300 consulting and research projects. Dr. Short received a Ph.D. in Economics from the University of Utah.

Mark A. Bogovich has been Vice President and Chief Accounting Officer of the Company since September 2003. Mr. Bogovich joined the Company in March of 2000 and served most recently as Vice President Finance, contract therapy division. Prior to joining the Company, Mr. Bogovich was Chief Financial Officer for Miller Orthopaedic Clinic, Inc. from January of 1998 to March 2000. From 1995 to 1997, Mr. Bogovich was Controller and Director of Accounting for the RehabWorks, Inc. subsidiary of Horizon/CMS Healthcare Corporation ("Horizon"). Prior to that, he held various positions in the corporate finance department of Horizon.

Tom E. Davis has been President of our hospital rehabilitation services division since January 1998. Mr. Davis joined the Company in January 1997 as Senior Vice President, Operations. Prior to joining the company, Mr. Davis was Group Vice President for Quorum Health Resources, LLC from January 1990 to January 1997.

Vincent L. Germanese, CPA, has been Senior Vice President, Chief Financial Officer and Secretary of the Company since November 2002. Prior to joining the Company, Mr. Germanese was Vice President of Cap Gemini Ernst & Young and partner at Ernst & Young. Mr. Germanese was named a partner at Ernst & Young in 1984 and held various management positions during his tenure at Ernst & Young and Cap Gemini Ernst & Young.

Patricia M. Henry has been President of our contract therapy division since November 2001. Ms. Henry joined the Company in October 1998 and served most recently as Senior Vice President of

Operations, Contract Therapy Services. Prior to joining the Company, Ms. Henry was Director of Ancillary Operations for Vencor, Inc. Prior to Vencor's acquisition of TheraTx, Ms. Henry was a Regional Vice President of Operations from September 1994 to September 1998.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics is available through the Company's web site at www.rehabcare.com.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is included in our Proxy Statement for the 2004 Annual Meeting of Stockholders under the captions "Compensation of Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is included in our Proxy Statement for the 2004 Annual Meeting of Stockholders under the captions "Voting Securities and Principal Holders Thereof" and "Security Ownership by Management" and is incorporated herein by reference.

The following table provides information as of fiscal year ended December 31, 2003 with respect to the shares of common stock that may be issued under our existing equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,781,904	$18.92	1,137,646
Equity compensation plans not approved by security holders	-	-	-
Total	2,781,904	$18.92	1,137,646

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2003, the Company's Board of Directors approved and the Company entered into a contract with a software vendor to develop a new public website for the Company. John H. Short, Ph.D., interim President and Chief Executive Officer and a director of our Company and Theodore M. Wight, a director of our Company, are also directors of the software company. Messrs. Wight and Short and their affiliated entities own 27.3% and 5.5% of the fully diluted capitalization of the software company, respectively. The original contract amount was for $320,000 and has since been modified for expected additional costs of $34,500. The work is anticipated to be completed by the second quarter of 2004.

During the first quarter of 2004, the Company entered into an addendum to the aforementioned contract with the same software vendor to identify and document the actual costs and timeline required to complete the Company's employee portal/HR center project. The addendum to the contract is for the amount of $47,000 and the work is anticipated to be completed by the second quarter of 2004.

During 2003, the Company entered into an agreement with Phase 2 Consulting, LLC ("Phase 2"). Per the terms of the agreement, Phase 2 will provide the Company with management, consulting and advisory services, including having John H. Short, Ph.D., the managing director of Phase 2 and a member of the Company's Board of Directors, serve as interim President and Chief Executive Officer of the Company. A monthly consulting fee of $55,000 will be paid to Phase 2 during the term of the agreement plus reimbursement of business expenses. In addition, Phase 2 will be entitled to an incentive fee capped at $1.3 million payable in cash or shares of the Company's stock based on predetermined performance standards. During 2003, the Company recorded approximately $680,000 of expense under this agreement and made payments to Phase 2 of approximately $556,000.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services is included in our Proxy Statement for the 2004 Annual Meeting of Stockholder's under the caption "Information Regarding the Independence of Independent Auditors" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Earnings for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

None

(3) Exhibits:

See Exhibit Index on page 66 of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

The Registrant filed or furnished the following reports on Form 8-K during the three months ended December 31, 2003:

October 30, 2003

Item 12 Results of Operations and Financial Condition
Press release dated October 30, 2003 announcing the Registrant's earnings for the 3rd quarter of 2003

December 31, 2003

Item 5 Stock Purchase and Sale Agreement dated December 30, 2003 with InteliStaf Holdings, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2004

REHABCARE GROUP, INC.
(Registrant)

By: /s/ JOHN H. SHORT
John H. Short
Interim President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Dated
/s/ JOHN H. SHORT John H. Short (Principal Executive Officer)	Interim President, Chief Executive Officer and Director	March 12, 2004
/s/ VINCENT L. GERMANESE Vincent L. Germanese (Principal Financial Officer)	Senior Vice President, Chief Financial Officer and Secretary	March 12, 2004
/s/ MARK A. BOGOVICH Mark A. Bogovich (Principal Accounting Officer)	Vice President and Chief Accounting Officer	March 12, 2004
/s/ WILLIAM G. ANDERSON William G. Anderson	Director	March 12, 2004
/s/ C. R. HOLMAN C. R. Holman	Director	March 12, 2004
/s/ H. EDWIN TRUSHEIM H. Edwin Trusheim	Director	March 12, 2004
/s/ COLLEEN CONWAY-WELCH Colleen Conway-Welch	Director	March 12, 2004
/s/ THEODORE M. WIGHT Theodore M. Wight	Director	March 12, 2004

EXHIBIT INDEX

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference)

3.2 Certificate of Amendment of Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and incorporated herein by reference)

3.3 Amended and Restated Bylaws (filed as Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference)

4.1 Rights Agreement, dated August 28, 2002, by and between the Registrant and Computershare Trust Company, Inc. (filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed September 5, 2002 and incorporated herein by reference)

10.1 1987 Incentive Stock Option and 1987 Nonstatutory Stock Option Plans (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.2 Form of Stock Option Agreement (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-1, dated May 9, 1991 [Registration No. 33-40467], and incorporated herein by reference) *

10.3 Consulting Arrangement with Phase II Consulting, LLC *

10.4 Consulting Arrangement with Alan C. Henderson *

10.5 Form of Termination Compensation Agreement for other executive officers (filed as Exhibit 10.5 to the Registrant's Report on Form 10-K, dated March 15, 2002, and incorporated herein by reference) *

10.6 Supplemental Bonus Plan (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

10.7 Deferred Profit Sharing Plan (filed as Exhibit 10.15 to the Registrant's Registration Statement on Form S-1, dated February 18, 1993 [Registration No. 33-58490], and incorporated herein by reference) *

EXHIBIT INDEX (CONT'D)

10.8 RehabCare Executive Deferred Compensation Plan (filed as Exhibit 10.12 to the Registrant's Report on Form 10-K, dated May 27, 1994, and incorporated herein by reference) *

10.9 RehabCare Directors' Stock Option Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1994 Annual Meeting of Stockholders and incorporated herein by reference) *

10.10 Amended and Restated 1996 Long-Term Performance Plan (filed as Appendix A to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.11 RehabCare Group, Inc. 1999 Non-Employee Director Stock Plan (filed as Appendix B to Registrant's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders and incorporated herein by reference) *

10.12 Credit Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc., as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, and First National Bank, Firstar Bank, N.A., Bank of America, N.A., First Union Securities, Inc., and Banc of America Securities, LLC (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.13 Pledge Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as pledgors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

10.14 Security Agreement, dated as of August 29, 2000, by and among RehabCare Group, Inc. and Subsidiaries, as grantors, and Bank of America, N.A., as collateral agent, for the holders of the Secured Obligations (filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference)

13.1 Those portions of the Registrant's Annual Report to Stockholders for the year ended December 31, 2003 included in response to Items 5 and 6 of this Annual Report on Form 10-K

21.1 Subsidiaries of the Registrant

23.1 Consent of KPMG LLP

31.1 Certification by Interim Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX (CONT'D)

32.1 Interim Chief Executive Officer certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. U.S.C. Section 1350.

32.2 Chief Financial Officer certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. U.S.C. Section 1350.

---

* Management contract or compensatory plan or arrangement.

CERTIFICATION

I, John H. Short, certify that:

1. I have reviewed this annual report on Form 10-K of RehabCare Group, Inc. (the "Registrant"):

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 12, 2004

By: /s/ John H. Short
John H. Short,
Interim President and
Chief Executive Officer

CERTIFICATION

I, Vincent L. Germanese, certify that:

1. I have reviewed this annual report on Form 10-K of RehabCare Group, Inc. (the "Registrant"):

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 12, 2004

By: /s/ Vincent L. Germanese
Vincent L. Germanese
Senior Vice President,
Chief Financial Officer and Secretary

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of RehabCare Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I John H. Short, Interim President and Chief Executive Officer of the Company, Certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ John H. Short
John H. Short
Interim President and
Chief Executive Officer
RehabCare Group, Inc.
March 12, 2004

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of RehabCare Group, Inc. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Vincent L. Germanese, Senior Vice President, Chief Financial Officer and Secretary of the Company, Certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Vincent L. Germanese
Vincent L. Germanese
Senior Vice President,
Chief Financial Officer
and Secretary
RehabCare Group, Inc.
March 12, 2004

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIX-YEAR FINANCIAL SUMMARY

Dollars in thousands, except per share data

(Year ended December 31,)	**2003**	2002	2001	2000	1999	1998
Consolidated statement of earnings data:						
Operating revenues	**$ 539,322**	$ 562,565	$ 542,265	$ 452,374	$ 309,425	$ 207,416
Operating earnings (loss) [(1) (2) (8)]	**(14,396)**	39,697	36,967	44,189	29,922	23,331
Net earnings (loss) [(1) (2) (3) (8)]	**(13,699)**	24,395	21,035	23,534	15,098	12,198
Net earnings (loss) per share (EPS): [(1) (2) (3) (4) (8)]						
Basic	**$ (0.86)**	$ 1.45	$ 1.25	$ 1.62	$ 1.15	$ 0.99
Diluted	**$ (0.86)**	$ 1.38	$ 1.16	$ 1.45	$ 1.03	$ 0.86
Weighted average shares outstanding (000s): [(4)]						
Basic	**16,000**	16,833	16,775	14,563	13,144	12,368
Diluted	**16,000**	17,642	18,077	16,268	14,814	14,490
Consolidated balance sheet data:						
Working capital	**$ 76,952**	$ 67,846	$ 77,524	$ 64,186	$ 27,069	$ 20,606
Total assets	**233,626**	235,530	250,661	229,093	187,264	156,870
Total liabilities	**55,671**	46,916	51,625	111,133	109,481	96,714
Stockholders' equity	**177,955**	188,614	199,036	117,960	77,783	60,156
Financial statistics:						
Operating margin [(2) (8)]	**(2.7)%**	7.1%	6.8%	9.8%	9.7%	11.3%
Net margin [(1) (2) (3) (8)]	**(2.5)%**	4.3%	3.9%	5.2%	4.9%	5.9%
Current ratio	**2.9:1**	2.8:1	2.7:1	2.6:1	1.6:1	1.5:1
Diluted EPS growth rate [(1) (2) (3) (5) (8)]	**(162.3)%**	19.0%	(20.0)%	40.8%	19.8%	17.8%
Return on equity [(1) (2) (3) (5) (8)]	**(7.5)%**	12.6%	13.3%	24.0%	21.9%	24.4%
Operating statistics:						
Healthcare staffing:						
Average number of branch offices [(6)]	**73**	108	108	89	55	16
Number of weeks worked [(7)]	**141,114**	182,552	233,898	223,951	131,110	52,265
Program management:						
Inpatient units (acute rehabilitation and skilled nursing):						
Average number of programs	**133**	135	137	136	132	128
Average admissions per program	**422**	411	394	373	369	354
Average length of stay (days/discharge)	**12.9**	13.3	13.8	14.3	14.5	14.7
Patient days	**721,570**	737,017	746,583	725,497	706,822	665,403
Outpatient programs:						
Average number of locations	**48**	55	61	53	40	26
Patient visits	**1,247,534**	1,366,439	1,439,169	1,173,324	785,943	378,108
Contract therapy:						
Average number of locations	**460**	378	250	156	91	50

(1) The results for 2002 reflect the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002.

(2) The results for 2001 include $9.0 million in non-recurring charges related to our supplemental staffing division.

(3) The results for 2001 include a pretax loss of $0.5 million ($0.3 million after tax or $0.02 per share) on write-down of an investment. The results for 1999 include a pretax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments. The results for 1998 include pretax gains of $1.5 million ($0.9 million after tax or $0.06 per share) and $1.4 million ($0.9 million after tax or $0.06 per share), respectively, from sales of marketable securities. In addition, the results for 1998 include a $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of change in accounting for start-up costs.

(4) Share data adjusted for 2-for-1 stock split in June 2000.

(5) Average of beginning and ending equity.

(6) We entered the supplemental staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.

(7) Includes both supplemental and travel weeks worked.

(8) The results for 2003 include a pretax restructuring charge of $1.3 million ($0.8 million after tax or $0.05 per diluted share) and a pretax loss on net assets held for sale of $43.6 million ($30.6 million after tax or $1.90 per diluted share).

SHAREHOLDER INFORMATION

STOCK TRANSFER AGENT
& REGISTRAR
Computershare Investor Services
350 Indiana Street
Suite 800
Golden, Colorado 80401
(303) 262-0600

ANNUAL MEETING
May 4, 2004
8:00 a.m.
Pierre Laclede Center
Second Floor
7733 Forsyth Blvd.
St. Louis, Missouri 63105

ACCOUNTANTS
KPMG LLP
St. Louis, Missouri

STOCK DATA

The Company's common stock is listed and traded on The New York Stock Exchange under the symbol "RHB". The stock prices below are the high and low closing sale prices per share of our common stock, as reported on The New York Stock Exchange, for the periods indicated.

Calendar Quarter	1st	2nd	3rd	4th
2003 High	$20.70	$18.45	$18.56	$23.01
Low	16.55	13.53	14.25	14.88
2002 High	30.00	29.51	24.97	23.64
Low	20.25	23.30	16.30	18.85

The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. The Company does not anticipate paying cash dividends in the foreseeable future.

The number of holders of the Company's common stock as of March 8, 2004, was approximately 10,500, including 557 shareholders of record and an estimated 9,900 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website: http://www.rehabcare.com.

BOARD *of* DIRECTORS



John H. Short, Ph.D.
Interim President and Chief Executive Officer RehabCare Group, Inc.
Managing Partner Phase 2 Consulting, LLC



H. Edwin Trusheim[2]
Chairman of the Board RehabCare Group, Inc.
Retired Chairman, General American Life Insurance Company



Colleen Conway-Welch, Ph.D., CNM, FAAN[1,3]
Nancy and Hilliard Travis Professor of Nursing
Dean, Vanderbilt University School of Nursing



Theodore M. Wight[2]
A General Partner of the General Partners of Walden Investors and Pacific Northwest Partners SBIC, L.P.





[illegible]

EXECUTIVE MANAGEMENT TEAM



Patricia K. Fish
Senior Vice President
Human Resources Training and Development



Mark A. Bogovich
Vice President
Chief Accounting Officer



Robert S. Bianchi
Senior Vice President
Product Development





[illegible]



Patricia M. Henry
President
Contract Therapy Division



[illegible], CPA
[illegible] and Sec[illegible]



David J. Totaro
Senior Vice President
Corporate Marketing and Communications



Sean E. Maloney
Vice President
Recruiting



Camille D. Cohen
Vice President
Corporate Compliance Officer



Donald A. Adam
Senior Vice President
Mergers and Acquisitions

[1] *Audit Committee* [2] *Compensation and Nominating/Corporate Governance Committee* [3] *Compliance Committee*

RehabCare Group[SM]

7733 Forsyth Boulevard
Suite 2300
St. Louis, Missouri 63105
800-677-1238 314-863-7422

www.RehabCare.com